UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: August 2, 2018

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

2    A U G U S T    2 0 1 8

V E O N   R E P O R TS   G O O D   Q 2    2 0 1 8   R E S U L T S   W I T H

F Y   2 0 1 8    T A R G E T S   C O N F I R M E D

Amsterdam (2 August 2018) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, today announces financial and operating results for the quarter ended 30 June 2018.

KEY DEVELOPMENTS

●	FY 2018 guidance reaffirmed after revenue and EBITDA organic[1] growth in Q2 and H1 2018
●	Interim dividend approved of USD 0.12 per share, compared to USD 0.11 announced in August 2017
●	New HQ operating model being built with high-level reporting structure established
●	Agreement for the sale of 50% stake in the Italy Joint Venture to CK Hutchison
●	Offer to acquire GTH assets in Pakistan and Bangladesh
●	AGM elected three new directors

Q2 2018 KEY RESULTS2

●	Total reported revenue decreased by 6.1% to USD 2,270 million, mainly due to currency movements
●	Total revenue grew organically[1] by 3.0%, driven by Russia, Pakistan, Ukraine and Uzbekistan, partially offset by continued pressure in Algeria and Bangladesh
●	Reported EBITDA decreased 8.0% to USD 857 million, primarily due to the significant devaluation of the Uzbek, Russian and Pakistani currencies, as well as the cost of Euroset integration in Russia
●	EBITDA grew by 4.8% organically[1], driven by good operational performance in Russia, Pakistan and Ukraine, partially offset by declining EBITDA in Algeria and Bangladesh
●	EBITDA margin of 37.7%, down 0.8 percentage points year on year, due to the cost of Euroset integration
●	Equity free cash flow[3] excluding licenses totalled USD 206 million in Q2 2018 and USD 540 million in H1 2018

URSULA BURNS, EXECUTIVE CHAIRMAN, COMMENTS:

“In the second quarter, we delivered strong operating results in our largest and most important geographies and made progress in refining our strategic framework for growth. We took decisive action to sharpen VEON’s focus on the emerging markets and streamline our headquarters operations, while maintaining robust compliance and internal controls and continuing our focus on our digital core offerings. These steps will allow us to grow in these key markets by delivering a locally relevant offering to the benefit of our customers, employees and shareholders. The board and senior management team are focused on executing against this strategic framework and driving value for all of our stakeholders.”

1)

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q2 2018, organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See Attachment C for reconciliations

2)	Key results compare to prior year results unless stated otherwise
3)

Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

Q2 2018 2

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	2Q18	2Q17	Reported YoY		Organic YoY [1]
Total revenue, of which	2,270	2,417	(6.1%)		3.0%
mobile and fixed service revenue	2,136	2,331	(8.4%)		1.6%
mobile data revenue	517	465	11.0%		24.5%
EBITDA	857	931	(8.0%)		4.8%
EBITDA margin (EBITDA/total revenue)	37.7%	38.5%	(0.8p.p.	)	0.7p.p
Profit/(Loss) from continued operations	32	(173)	118.1%
Loss from discontinued operations	(170)	(85)	(95.6%)
Loss for the period attributable to VEON shareholders	(138)	(258)	46.6%
Equity free cash flow excl. licenses [2]	206	209	(1.3%)
Capital expenditures excl. licenses	402	333	20.8%
LTM capex excl. licenses/revenue	17.4%	18.4%	(1.0p.p.	)
Net debt	8,645	8,403	2.9%
Net debt/LTM EBITDA	2.5	2.5
Total mobile customer (millions, excluding Italy)	210	208	0.9%
Total fixed-line broadband customers (millions, excluding Italy)	3.6	3.4	5.6%

1)

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q2 2018, organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See Attachment C for reconciliations

2)

Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

USD million	1H18	1H17	Reported YoY		Organic YoY [1]
Total revenue, of which	4,520	4,698	(3.8%)		3.1%
mobile and fixed service revenue	4,292	4,533	(5.3%)		2.3%
mobile data revenue	1,022	901	13.4%		23.8%
EBITDA	1,711	1,792	(4.5%)		5.5%
EBITDA margin (EBITDA/total revenue)	37.9%	38.1%	(0.3p.p.	)	0.9p.p.
Profit/(Loss) from continued operations	80	(95)	185.2%
Loss from discontinued operations	(300)	(174)	(70.9%)
Loss for the period attributable to VEON shareholders	(220)	(269)	18.1%
Equity free cash flow excl. licenses [2]	540	315	71.7%
Capital expenditures excl. licenses	757	596	27.0%
LTM capex excl. licenses/revenue	17.4%	18.4%	(1.0p.p.	)
Net debt	8,645	8,403	2.9%
Net debt/LTM EBITDA	2.5	2.5
Total mobile customer (millions, excluding Italy)	210	208	0.9%
Total fixed-line broadband customers (millions, excluding Italy)	3.6	3.4	5.6%

Q2 2018 3

CONTENTS
MAIN EVENTS	5
GROUP PERFORMANCE	7
COUNTRY PERFORMANCE	12
CONFERENCE CALL INFORMATION	21
ATTACHMENTS	25

PRESENTATION OF FINANCIAL RESULTS

VEON’s results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment C.

VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison Holdings Ltd. owning the other 50%) and we account for this joint venture using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no such information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. All information related to the Wind Tre Joint Venture is the sole responsibility of the Wind Tre Joint Venture’s management, and no such information contained herein, including, but not limited to, the Wind Tre Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. For further information on the Italy Joint Venture and its accounting treatment, see Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2017.

On 3 July 2018, VEON Ltd. entered into an agreement with CK Hutchison Holdings Ltd., for the sale of its 50% stake in the Italy Joint Venture (see Main Events below). As a result of this anticipated transaction, the investment in the Italy Joint Venture was reclassified as an asset held-for-sale and a discontinued operation as of 30 June 2018. Subsequent to its classification as a discontinued operation, as of 30 June 2018, the Italy Joint Venture is no longer a reportable segment.

All comparisons are on a year on year basis unless otherwise stated.

Q2 2018 4

MAIN EVENTS

VEON’S SUPERVISORY BOARD HAS APPROVED AN INTERIM DIVIDEND 2018 OF USD 0.12 PER SHARE

Consistent with the Company’s commitment to paying a sustainable and progressive dividend based on the evolution of its equity free cash flow, the Supervisory Board approved the distribution of an interim gross dividend of USD 0.12 per share for 2018, with a record date of 14 August 2018, compared to USD 0.11 announced in August 2017. For ordinary shareholders at Euronext Amsterdam, the interim dividend of USD 0.12 will be paid in euro.

VEON GROUP MANAGEMENT AND STRUCTURE UPDATE

As part of its ongoing comprehensive review to ensure VEON’s HQ is an effective, efficient organization, the Group is making changes to how it supports its operating companies in emerging markets. Kjell Morten Johnsen has been appointed Group Chief Operating Officer, a role he had held on an interim basis since March 2018. To support VEON’s increased focus on emerging markets with a simplified flatter structure, all VEON’s operating companies will report directly to Kjell.

Christopher Schlaeffer, Group Chief Commercial & Digital Officer, has chosen to leave VEON later this year. Christopher joined at the start of 2016 to lead a newly created Digital function as well as the Group’s commercial teams. VEON remains committed to its significant investment in digital infrastructure and services and a search is underway for his successor.

Mark MacGann, Group Chief Corporate & Public Affairs Officer, has also decided to leave VEON. Mark joined in early 2016 in a newly created role to oversee the Group’s communications, corporate, regulatory and government affairs efforts. The position is not being filled and the teams will be integrated into different relevant functions.

There are no leadership changes in legal, compliance, finance, HR or technology.

The new high-level structure has now been established as VEON continues to create a leaner HQ with clear accountability, while continuing our commitment to the highest standards of compliance and internal controls. This work is ongoing as VEON transitions to a more efficient operating model.

AGREEMENT FOR THE SALE OF 50% STAKE IN THE ITALY JOINT VENTURE TO CK HUTCHISON

On 3 July 2018, VEON (through its wholly owned subsidiary VEON Luxembourg Holdings S.a r.l.) entered into an agreement with CK Hutchison for the sale of its 50% stake in the Italy Joint Venture. On completion, VEON will receive a total cash consideration for its equity stake of EUR 2,450 million (approximately USD 2,867 million equivalent1) and CK Hutchison will take control of the Italy Joint Venture with VEON fully exiting. VEON intends to use a fraction of proceeds to acquire the GTH assets and the remainder to reduce debt, reducing its leverage ratio and supporting its current dividend policy2, whilst pursuing other strategic initiatives. Following completion of both transactions, net pro-forma leverage ratio will be approximately 1.8x, significantly below VEON’s target ratio of 2.0x.

OFFER TO ACQUIRE GTH ASSETS IN PAKISTAN AND BANGLADESH

In addition to reducing VEON’s debt level, a fraction of the sale proceeds of VEON’s 50% stake in the Italy Joint Venture (approximately USD 400 million) will be used to further the Group’s ambitions of simplifying its corporate structure and increasing focus on emerging markets. Accordingly, on 2 July 2018, VEON submitted an offer to acquire the assets of Global Telecom Holding S.A.E (“GTH”) in Pakistan and Bangladesh for a gross consideration for the equity of USD 2,550 million. These assets are already fully consolidated in VEON’s accounts. VEON will continue to hold its stake in Algeria (Djezzy) through GTH.

AGM ELECTED THREE NEW DIRECTORS

Following the election of the directors of the Supervisory Board at the AGM of 30 July 2018, the Supervisory Board now

includes eight previously serving directors, Ursula Burns, Mikhail M. Fridman, Gennady Gazin, Gunnar Holt, Andrei Gusev, Sir Julian Horn-Smith, Guy Laurence and Alexander Pertsovsky, as well as three new directors, Guillaume Bacuvier, Osama Bedier and Robert Jan van de Kraats.

1)	USD/EUR = 1.17
2)	VEON is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow

Q2 2018 5

EUROSET STORES INTEGRATION AND REBRANDING INTO BEELINE MONOBRAND STORES IN RUSSIA ON TRACK

The nationwide integration of the Euroset stores under the single brand “Beeline” integration is on track and at the end of June 2018, around 1,400 Euroset stores out of the total 1,600 were integrated and rebranded into Beeline monobrand stores. The company expects the integration to be completed in August 2018.

Q2 2018 6

GROUP PERFORMANCE

FINANCIALS BY COUNTRY

USD million	2Q18	2Q17	Reported YoY	Organic[1] YoY	1H18	1H17	Reported YoY	Organic[1] YoY
Total revenue	2,270	2,417	(6.1%)	3.0%	4,520	4,698	(3.8%)	3.1%

Russia	1,174	1,197	(1.9%)	4.5%	2,340	2,294	2.0%	4.1%
Pakistan	363	385	(5.9%)	4.9%	731	755	(3.2%)	5.3%
Algeria	199	231	(13.8%)	(8.5%)	402	463	(13.2%)	(8.9%)
Bangladesh	131	148	(11.6%)	(8.4%)	260	299	(13.1%)	(9.5%)
Ukraine	173	154	12.6%	11.4%	329	297	11.0%	10.8%
Uzbekistan	79	153	(48.0%)	10.3%	155	306	(49.3%)	14.9%
HQ
Other and eliminations	151	149	1.3%		303	284	6.4%

Service revenue	2,136	2,331	(8.4%)	1.6%	4,292	4,533	(5.3%)	2.3%

Russia	1,076	1,147	(6.2%)	2.1%	2,187	2,201	(0.7%)	2.7%
Pakistan	337	359	(6.2%)	4.6%	678	705	(3.8%)	4.7%
Algeria	198	228	(13.2%)	(7.9%)	400	456	(12.4%)	(8.0%)
Bangladesh	125	144	(13.2%)	(10.0%)	250	291	(14.1%)	(10.6%)
Ukraine	172	153	12.3%	11.2%	327	295	10.8%	10.6%
Uzbekistan	79	152	(48.0%)	10.2%	155	305	(49.3%)	14.8%
HQ
Other and eliminations	148	146	1.4%		296	279	6.1%

EBITDA	857	931	(8.0%)	4.8%	1,711	1,792	(4.5%)	5.5%

Russia	441	471	(6.3%)	4.9%	884	880	0.5%	6.2%
Pakistan	174	167	4.8%	16.8%	349	321	8.7%	18.4%
Algeria	87	105	(17.0%)	(11.9%)	178	219	(18.7%)	(14.8%)
Bangladesh	44	61	(26.0%)	(23.3%)	91	130	(29.7%)	(26.8%)
Ukraine	95	87	9.2%	8.0%	184	164	12.2%	12.0%
Uzbekistan	34	83	(58.2%)	(11.5%)	68	162	(57.6%)	(4.3%)
HQ	(54)	(94)	(42.6%)		(134)	(170)	(21.2%)
Other and eliminations	35	51	(30.7%)		90	86	3.9%

EBITDA margin	37.7%	38.5%	(0.8p.p.)	0.7p.p.	37.9%	38.1%	(0.3p.p.)	0.9p.p.

[1]

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In H1 2018 and Q2 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction for the group. In H1 and Q2 2018 the organic change in Russia exclude the impact of Euroset and the impact of transit traffic revenue. Transit traffic revenue were partially centralized at VEON Wholesale Services. See Attachment C for reconciliations, including reconciliation for EBITDA

Group reported revenue for Q2 2018 decreased by 6.1% year on year to USD 2.3 billion, primarily due to currency headwinds in Russia, Uzbekistan, Pakistan, Algeria and Bangladesh. Group revenue increased by 3.0% organically, driven by revenue growth in Russia, Pakistan, Ukraine and Uzbekistan, which was partially offset by continued pressure on revenue in Algeria and Bangladesh. The revenue trend was supported by good organic growth in mobile data revenue, increasing 24.5% for the quarter. Reported mobile data revenue increased by 11.0%. Mobile customers increased 0.9% to 210 million at the end of Q2 2018, primarily driven by growth in customer numbers in Pakistan, Bangladesh and Ukraine.

Group reported EBITDA decreased by 8.0% to USD 857 million in Q2 2018, compared to USD 931 million in Q2 2017, primarily due to the significant devaluation of the Uzbek, Russian and Pakistani currencies as well as Euroset integration costs, partially offset by lower corporate costs. EBITDA organically increased by 4.8%, driven by good operational performances in Russia, Pakistan and Ukraine, which were partially offset by EBITDA pressure in Algeria, Bangladesh and Uzbekistan. A more detailed explanation for these trends is provided in the following paragraphs.

For the discussion of each country’s individual performances below, all trends are expressed in local currency.

In Russia, Beeline reported good results in Q2 2018, delivering year on year EBITDA growth, despite the integration costs for Euroset that were incurred during the quarter. The competitive environment was relatively stable during the quarter, though the company expects the macro-economic and market conditions to remain challenging in Russia, including as a result of the recent weakening of the ruble. Total revenue in

Q2 2018 7

Q2 2018 increased by 6.0%, driven by an increase in mobile service revenue and a strong growth in sales of equipment and accessories of 107.2%, which was mainly attributable to the additional monobrand stores established following the Euroset stores integration and rebranding. Mobile service revenue increased by 3.5%, driven by growth in mobile data and other value-added services, thereby offsetting the decrease in voice revenue. Mobile ARPU continued its growth trajectory in Q2 2018, increasing by 5.6% year on year. Fixed-line service revenue decreased by 10.0%, mainly due to a decrease in transit traffic revenue, which was partially centralized at VEON Wholesale Services, a Group division based in Amsterdam centrally managing arrangements of VEON Group companies with international carriers, and reported in revenue of the Group’s segment “other”. EBITDA increased by 1.2% in Q2 2018, driven by revenue growth, partially offset by increased advertising costs, growth in technical and IT costs as a result of network expansion and Euroset integration costs of approximately RUB 1 billion during the quarter. Russia’s EBITDA margin in Q2 was 37.6%, a decrease of 1.8 percentage points year on year, largely as a consequence of the incurred Euroset integration costs.

In Pakistan, total revenue grew by 4.9% year on year and was supported by an acceleration of mobile data revenue growth of 37.0% year on year, in turn driven by an increase in data customers and usage through higher bundle penetration and continued data network expansion. The customer base for Jazz, our operating business and local brand, increased by 5.6% year on year, driven by gross additions together with lower churn as a result of simplifying prices and more efficient distribution channel management, coupled with better customer retention. Jazz sees data and voice monetization among its key priorities, underpinned by the aim to offer the best network in terms of both quality of service and coverage. EBITDA increased by 16.8%, driven by revenue growth, opex synergies and the absence of merger integration costs, leading to an EBITDA margin of 48.2%, an increase of 4.9 percentage points year on year and an increase of 0.7 percentage points quarter on quarter.

In Algeria, trends are improving as customers grew and revenue stabilized quarter on quarter, signalling a turnaround in a challenging market with intense price competition and a regulatory and macro-economic environment which remains characterized by inflationary pressures and import restrictions on certain goods. In Algeria, total revenue decreased by 8.5% year on year, a slightly lower pace of decline compared to Q1 2018 (-9.3%) as the operational turnaround continued. Price competition, in both voice and data, caused a continued reduction in ARPU. Djezzy’s Q2 2018 service revenue decreased by 7.9%, while data revenue growth was 80.7% year on year, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. This data revenue growth is also supported by the change towards a more aggressive data pricing strategy since the beginning of 2018. However, in Q2 the market reacted and the share of gross adds for Djezzy slightly decreased compared to Q1, while still leading the market with the highest share. The net adds trend, reversed from negative to positive during Q1 2018, was still positive during Q2 2018 and led to customer growth quarter on quarter of 1.1%, or broadly flat year on year. EBITDA decreased by 11.9% year on year, mainly due to the decline in revenue.

In Bangladesh, total revenue decreased by 8.4% year on year, mainly driven by service revenue, which decreased by 10.0% year on year. The decline in service revenue was still mainly due to the gap in 3G network coverage compared to the competition. However, service revenue increased by 0.8% quarter on quarter in Q2 2018; the increase was mainly driven by data growth resulting from improved network during the quarter, following spectrum acquisition in Q1 2018 and enhanced network availability, along with the expansion of the distribution footprint. The customer base grew by 4.1% year on year, supported by improved distribution, however the sequential decrease in customer base was mainly caused by intense pricing pressure in the market, resulting in ARPU decreasing year on year by 14.1%. Data revenue increased by 14.5% year on year, driven by increased smartphone penetration and 88.0% year on year data usage growth, along with 20.8% growth in active data users. EBITDA in Q2 2018 decreased by 23.3% to BDT 3.8 billion, mainly as a result of revenue decline and an increase of structural opex related to network expansion. The EBITDA margin was 34.4% in Q2 2018, which represents a year on year reduction of 6.7 percentage points.

In Ukraine, total revenue increased by 11.4% year on year, mainly driven by continued strong growth of mobile data revenue, which increased by 69% as a result of growing data usage and successful marketing activities driven by the continued 3G network roll-out and data-centric tariffs. EBITDA increased by 8.0%, representing an EBITDA margin of 55.1%, driven by revenue growth, partially offset by increased service costs and customer acquisition costs.

Uzbekistan continued to report double digit revenue growth, driven by repricing activities that the company introduced in March 2018. Total revenue for the quarter increased by 10.3% and mobile service revenue increased by 10.0%, driven by 10.9% growth in ARPU. Mobile data traffic more than doubled and mobile data revenue increased by 53.1% year on

Q2 2018 8

year, supported by the continued high-speed data network roll-out, increased smartphone penetration and the launch of new bundled offers. EBITDA decreased by 11.5% and the EBITDA margin was 43.5% in Q2 2018, mainly driven by an increase in customer tax (~UZS 57 billion), which doubled to UZS 4,000 per customer per month from 1 January 2018 and the negative impact of the reduction in mobile termination rates.

The HQ segment in Q2 2018 consists largely of costs in VEON’s headquarters in Amsterdam and London, costs for digital and external costs for services and projects (e.g. M&A and legal costs). In Q2 2018, these combined costs decreased by 43% year on year to USD 54 million mainly driven by a decrease in personnel costs, external cost for services and the release of certain provisions. VEON has the mid-term ambition to halve the run-rate of corporate costs between FY 2017 (USD 431 million) and year-end 2019.

“Other” in Q2 2018 includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan, other global operations and services and intercompany eliminations.

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	2Q18	2Q17	Reported YoY		1H18	2H17	Reported YoY
Total revenue	2,270	2,417	(6.1%	)	4,520	4,698	(3.8%	)
Service revenue	2,136	2,331	(8.4%	)	4,292	4,533	(5.3%	)
EBITDA	857	931	(8.0%	)	1,711	1,792	(4.5%	)
EBITDA margin	37.7%	38.5%	(0.8p.p.	)	37.9%	38.1%	(0.3p.p.	)
Depreciation, amortization, impairments and other	(465)	(542)	14.0%		(957)	(1,057)	n.m.
EBIT (Operating Profit)	392	389	0.4%		754	734	2.6%
Financial income and expenses	(194)	(208)	6.7%		(392)	(401)	2.5%
Net foreign exchange (loss)/gain and others	(27)	(169)	n.m.		(24)	91	n.m.
Share of (loss)/profit of joint ventures and associates	—	(10)	n.m.		—	(22)	n.m.
Impairment of JV and associates	—	(110)	n.m.		—	(110)	n.m.
Profit before tax	171	(108)	n.m.		338	111	200.6%
Income tax expense	(139)	(65)	(115.2%	)	(258)	(206)	(25.2%	)
(Loss)/Profit from continued operations	32	(173)	n.m.		80	(95)	n.m.
(Loss)/Profit from discontinued operations	(170)	(85)	(95.6%	)	(300)	(174)	(70.9%	)
(Loss)/Profit for the period attributable to VEON shareholders	(138)	(258)	46.6%		(220)	(269)	18.1%

	2Q18	2Q17	Reported YoY		1H18	2H17	Reported YoY
Capex	497	644	(22.9%	)	1,271	913	39.3%
Capex excl. licenses	402	333	20.8%		757	596	27.0%
Capex excl. licenses/revenue	17.7%	13.8%	3.9p.p.		16.7%	12.7%	4.1p.p.
LTM capex excl. licenses/revenue	17.4%	18.4%	(1.0p.p.	)	17.4%	18.4%	(1.0p.p.	)

Q2  2018 ANALYSIS

Currency weakness, mainly as a result of continued devaluation of the Russian ruble, Pakistan rupee and Uzbek som, resulted in an 8% decline in reported EBITDA in Q2 of USD 857 million. Reported EBIT was USD 392 million, slightly up year on year, helped by lower depreciation and amortization costs mainly as a result of the devaluation of the Uzbek som. In addition, this decrease was driven by the classification of Pakistan towers as assets held for sale from Q3 2017 and higher amortization in Pakistan in Q2 2017, following the revision of the useful life of Mobilink and Warid brands.

Profit before tax turned positive at USD 171 million, compared to a loss of USD 108 million in Q2 2017 mainly due to the Euroset impairment of USD 110 million and high expenses due to the early redemption premiums on bond repurchases of USD 124 million. Furthermore, financial expenses decreased year on year in Q2 2018 as a result of lower indebtedness, coupled with lower interest rates. Starting from Q2 2018 and retrospectively, the share of loss of joint ventures and associates will no longer include the proportionate results (50%) of the Italy Joint Venture, after the announcement on 3 July 2018 of the agreement for the sale of VEON’s 50% stake in the Italy Joint Venture to CK Hutchison.

Q2 2018 9

The year on year increase in income tax expense to USD 139 million in Q2 2018 was primarily attributable to higher taxes in Russia resulting from higher profitability, while in Q2 2017 tax expenses in Russia were low because of deductibility of fees paid in connection with bond repurchases in 2017.

As a result of the anticipated sale transaction highlighted in the section “Main Events”, the investment in the Italy Joint Venture was reclassified as an asset held-for-sale and a discontinued operation as of June 30, 2018, with retrospective adjustment to comparative periods in the Income Statement. The Q2 loss from Italy (presented as a discontinued operation) increased in Q2 2018 to USD 170 million compared to USD 85 million in Q2 2017, mainly due to higher negative purchase price allocation adjustments for VEON IFRS reporting purposes, despite lower underlying local net loss for the period.

In Q2 2018, the company recorded a net loss for the period attributable to VEON´s shareholders of USD 138 million, driven by the above-mentioned factors.

Capex excluding licenses increased to USD 402 million in Q2 2018, primarily as a result of higher capex in Russia due to accelerated network roll-out and Euroset integration. The LTM ratio of capex excluding licenses to revenue was 17.4% in Q2 2018, or 1 percentage point lower than Q2 2017.

Q2 2018 10

FINANCIAL POSITION & CASH FLOW

USD million	2Q18	1Q18	QoQ
Total assets	17,442	18,750	(7.0%)
Shareholders’ equity	3,549	4,018	(11.7%)
Gross debt	9,992	10,402	(3.9%)
Net debt	8,645	8,966	(3.6%)
Net debt/LTM EBITDA	2.5	2.5

USD million	2Q18	2Q17	YoY	1H18	1H17	YoY
Net cash from/(used in) operating activities	600	578	22	1,302	1,162	139
Net cash from/(used in) investing activities	(458)	(725)	267	(90)	(1,314)	1,224
Net cash from/(used in) financing activities	(332)	909	(1,241)	(1,333)	163	(1,496)

Total assets decreased by USD 1,308 million compared to Q1 2018 mainly due to currency depreciation in Russia and Pakistan and the loss from the Italy JV.

Gross debt decreased approximately USD 410 million quarter on quarter mainly due to the scheduled repayment of HQ loans and bonds, as well as the depreciation of the ruble and euro. The reduction in net debt in Q2 2018 was driven by a reduction in gross debt, while cash and deposits remained broadly stable quarter on quarter. Net debt/LTM EBITDA ratio in Q2 2018 was 2.5x.

Net cash from operating activities was broadly stable year on year at USD 600 million, driven by higher cash flow from continuing operations as a result of continuous improvements in working capital offsetting the decrease in EBITDA. The year on year improvement in working capital was mostly related to cash in of certain settlement, partially offset with purchase of inventory devices in Russia due to Euroset integration.

Net cash flow used in investing activities decreased year on year by USD 267 million as the payment of the 4G/LTE license purchase in Ukraine in Q2 2018 of USD 74 million was lower compared to the investment in the Pakistan license in Q2 2017 of USD 295 million.

Net cash paid in financing activities amounted to USD 332 million in Q2 2018, compared to net cash received of USD 909 million in Q2 2017; the difference was driven by significantly lower debt facility draw-downs in Q2 2018 compared to Q2 2017.

Q2 2018 11

COUNTRY PERFORMANCE

●	Russia

●	Pakistan

●	Algeria

●	Bangladesh

●	Ukraine

●	Uzbekistan

●	Italy

RUSSIA

RUB million	2Q18	2Q17	YoY	1H18	1H17	YoY
Total revenue	72,542	68,407	6.0%	138,893	132,913	4.5%
Mobile service revenue	57,609	55,674	3.5%	111,892	108,022	3.6%
Fixed-line service revenue	8,901	9,889	(10.0%)	17,768	19,549	(9.1%)
EBITDA	27,243	26,925	1.2%	52,447	50,995	2.8%
EBITDA margin	37.6%	39.4%	(1.8p.p.)	37.8%	38.4%	(0.6p.p.)
Capex excl. licenses	13,321	7,882	69.0%	22,328	14,577	53.2%
LTM Capex excl. licenses /revenue	16.6%	16.7%	(0.1p.p.)	16.6%	16.7%	(0.1p.p.)

Mobile
Total revenue	63,576	58,491	8.7%	121,029	113,313	6.8%
- of which mobile data	15,417	14,510	6.2%	30,555	28,413	7.5%
Customers (mln)	56.4	58.3	(3.3%)
- of which data users (mln)	36.6	38.1	(4.0%)
ARPU (RUB)	338	320	5.6%
MOU (min)	323	338	(4.2%)
Data usage (MB/user)	3,454	2,716	27.2%
Fixed-line[1]
Total revenue	8,966	9,916	(9.6%)	17,865	19,600	(8.9%)
Broadband revenue	2,547	2,579	(1.2%)	5,107	5,229	(2.3%)
Broadband customers (mln)	2.3	2.2	4.2%
Broadband ARPU (RUB)	371	391	(5.2%)

Beeline reported good results in Q2 2018, delivering year on year EBITDA growth, despite the integration costs for Euroset that occurred during the quarter. The competitive environment was relatively stable during the quarter, though the company expects the macro-economic and market conditions to remain challenging in Russia, including as a result of the recent weakening of the ruble.

Total revenue in Q2 2018 increased by 6.0% year on year to RUB 72.5 billion, driven by an increase in mobile service revenue and a strong growth in sales of equipment and accessories of 107.2% to RUB 5.7 billion, which was mainly attributable to the additional monobrand stores following the Euroset integration and rebranding since 22 February 2018. Mobile service revenue increased by 3.5% to RUB 57.6 billion, mainly driven by growth in mobile data and other value-added services, offsetting the decrease in voice revenue. Mobile ARPU continued its growth trajectory in Q2 2018, increasing by 5.6% year on year.

Mobile data revenue continued to grow, increasing by 6.2% to RUB 15.4 billion, as a result of an increased penetration of integrated bundles and smartphones, resulting in data traffic growth. Mobile data ARPU showed continued improvement, growing by 8.9%, driven by successful upselling activities and continued efforts to simplify tariff plans, while being supported by increased penetration of bundled propositions in the customer base.

Beeline’s mobile customer base decreased by 3.3% year on year to 56.4 million customers, in line with the market trend, driven by a reduction in sales from alternative distribution channels, as Beeline focused on monobrand distribution. The customer decrease was caused by a decline

Q2 2018 12

in customers with a lifetime less than 12 months, while customers with a lifetime longer than 12 months increased in the customer base. The share of B2C sales volume from Beeline monobrand stores increased to 38% at the end of Q2 2018, compared to 24% in the prior year.

Fixed-line service revenue decreased by 10.0% to RUB 8.9 billion. The decline was mainly due to a decrease of approximately RUB 600 million in transit traffic revenue, which was partially centralized at VEON Wholesale Services, a Group division based in Amsterdam centrally managing arrangements of VEON Group companies with international carriers, and reported in revenue of the Group’s segment “other”. Excluding this impact, fixed-line revenue would have decreased by 4.4%, showing an improving trend compared to previous quarters. The centralization of the international interconnect and transit traffic services revenues will continue in the remainder of this year and the expected maximum impact on revenue for Russia is USD 45 million, while the expected maximum impact on EBITDA is USD 5 million in FY 2018. The FMC proposition continues to play an important role in the turnaround of the fixed-line business for Beeline. The FMC customer base grew by 34.0% year on year in Q2 2018 to 973,000. This represents a 43% FMC customer penetration in the broadband customer base, supporting improvements in broadband customer churn.

Beeline continues to focus on the B2B segment, improving its proposition with more customized offers and solutions to both small and large enterprises. The segment’s fixed-line business demonstrated a 2.5% growth compared to the first quarter, for the first time in three years, mostly attributable to the modernization of the network infrastructure and growth in sales.

EBITDA increased by 1.2% to RUB 27.2 billion, leading to an EBITDA margin of 37.6%, a decrease of 1.8 percentage points year on year. The year on year growth in EBITDA was driven by the revenue growth, partially offset by increased advertising costs, growth in technical and IT costs as a result of network expansion and Euroset integration costs of approximately RUB 1 billion during the quarter. The integration costs are partially offset by improved margin on equipment and accessories, as a result of growth in sales of devices mainly driven by the increased number of Beeline monobrand stores. The Euroset integration is on track and at the end of July 2018, around 1,400 Euroset stores out of the total 1,600 were integrated and rebranded into Beeline monobrand stores. Beeline expects continued negative impact on EBITDA of approximately RUB 3 billion in FY 2018 due to the integration and rebranding costs for the Euroset stores into Beeline monobrand stores. Additionally, Beeline expects EBITDA margin pressure following the integration and rebranding of the Euroset stores. To partially offset this effect, Beeline plans to decrease its expenditures on alternative sales channels.

The Euroset integration is an important milestone in executing Beeline´s monobrand strategy. After the rebranding and integration of the Euroset stores, Beeline expects a positive effect on revenue going forward and, from 2019, on EBITDA, driven by acceleration in device sales and channel-mix improvement.

Capex excluding licenses increased by 69.0% year on year during the quarter, mainly as a result of accelerated network roll out and the integration of Euroset stores. Beeline continues to invest in network development to ensure it has high-tech and up to date network infrastructure that is ready to integrate new technologies. The LTM capex excluding licenses to revenue ratio for Q2 2018 was 16.6%.

The current best estimate for the expenditures related to the Yarovaya law in FY 2018 of approximately RUB 6 billion are expected to be recognized in Q3 and Q4 2018.

Q2 2018 13

PAKISTAN

PKR billion	2Q18	2Q17	YoY	1H18	1H17	YoY
Total revenue	42.4	40.4	4.9%	83.4	79.2	5.3%

Mobile service revenue	39.4	37.7	4.6%	77.3	73.9	4.7%

of which mobile data	7.9	5.8	37.0%	14.9	11.0	35.5%

EBITDA	20.4	17.5	16.8%	39.9	33.7	18.4%

EBITDA margin	48.2%	43.3%	4.9p.p.	47.8%	42.5%	5.3p.p.

Capex excl. licenses	6.7	6.8	(1.6%)	14.0	10.4	34.5%

LTM capex excl. licenses/revenue	17.5%	18.0%	(0.5p.p.)	17.5%	18.0%	(0.5p.p.)

Mobile

Customers (mln)	55.5	52.5	5.6%

- of which data users (mln)	31.5	26.7	17.9%

ARPU (PKR)	236.9	238.4	(0.7%)

MOU (min)	543	520	4.4%

Data usage (MB/user)	950	509	86.7%

The market in Q2 2018 remained competitive, particularly relating to data and social network offers.

Jazz continued to show growth of both revenue and customers despite these competitive market conditions. In Q2 2018, whilst the country was characterized by political and currency uncertainty ahead of the upcoming elections, revenue growth of 4.9% year on year was supported by an acceleration of mobile data revenue growth of 37.0% year on year, driven by an increase in data customers and usage through higher bundle penetration and continued data network expansion.

The customer base increased by 5.6% year on year, driven by gross additions together with lower churn as a result of simplifying prices and more efficient distribution channel management, coupled with better customer retention. Jazz sees data and voice monetization among its key priorities, underpinned by the aim to offer the best network in terms of both quality of service and coverage.

EBITDA increased by 16.8%, driven by revenue growth, opex synergies and the absence of merger integration costs, leading to an EBITDA margin of 48.2%, an increase of 4.9 percentage points year on year and an increase of 0.7 percentage points quarter on quarter.

Capex excluding licenses slightly decreased year on year to PKR 6.7 billion in Q2 2018, supporting 4G/LTE network expansion. Quarterly distribution is more balanced in FY 2018, while the LTM capex excluding licenses to revenue ratio was 17.5%. At the end of the Q2 2018, 3G was offered in more than 368 cities while 4G/LTE was offered in over 117 cities (defined as cities with at least three base stations). At the end of Q2 2018, population coverage of 3G and 4G/LTE networks was 52% and 32.5% respectively.

Q2 2018 14

ALGERIA

DZD billion	2Q18	2Q17	YoY	1H18	1H17	YoY
Total revenue	23.1	25.3	(8.5%)	46.2	50.7	(8.9%)

Mobile service revenue	22.9	24.9	(7.9%)	45.9	49.9	(8.0%)

of which mobile data	5.9	3.2	80.7%	10.8	6.0	80.3%

EBITDA	10.0	11.4	(11.9%)	20.4	23.9	(14.8%)

EBITDA margin	43.4%	45.1%	(1.7p.p.)	44.1%	47.2%	(3.0p.p.)

Capex excl. licenses	3.3	3.1	4.3%	4.9	6.0	(19.2%)

LTM capex excl. licenses/revenue	13.9%	15.5%	(1.6p.p.)	13.9%	15.5%	(1.6p.p.)

Mobile

Customers (mln)	15.5	15.5	(0.2%)

- of which mobile data customers (mln)	8.3	7.0	18.6%

ARPU (DZD)	496	522	(5.1%)

MOU (min)	447	379	18.1%

Data usage (MB/user)	1,643	478	243.3%

In Algeria, trends are improving as customers grew and revenue stabilized quarter on quarter, signalling a turnaround in a challenging market with intense price competition and a regulatory and macro-economic environment which remains characterized by inflationary pressures and import restrictions on certain goods.

Revenue decreased by 8.5% year on year, a slightly lower declining pace compared to Q1 2018, as an operational turnaround continued. Price competition, in both voice and data, caused a continued reduction in ARPU. Djezzy’s Q2 2018 service revenue was DZD 22.9 billion, a 7.9% decline, while data revenue growth was 80.7%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. This data revenue growth is also supported by the change towards a more aggressive data pricing strategy since the beginning of 2018. However, in Q2 the market reacted, and the share of gross adds for Djezzy slightly decreased compared to Q1, while still leading the market with the highest share. The net adds trend, reversed from negative to positive during Q1 2018, was still positive during Q2 2018 and led to customer growth quarter on quarter of 1.1% or broadly flat year on year. The quarter on quarter growth was driven by continued positive uptake of new offers.

ARPU declined by 5.1% year on year, primarily driven by continued and intense price competition.

In June 2018, Djezzy successfully migrated to the new DBSS platform. This step towards the digitization of core processes is expected to result in simplification, agility, faster time to market, coupled with improved competitive speed and customer service.

In Q2 2018, EBITDA decreased by 11.9% year on year, mainly due to the decline in revenues. The new Finance Law, effective from January 2018, continues to impact year on year performance. As a result of new taxation, Djezzy’s EBITDA was negatively impacted in Q2 2018 by approximately DZD 207 million. This impact on EBITDA was broadly offset by the positive impact from the partial MTR symmetry, which has been in place since 31 October 2017.

At the end of Q2 2018, the company’s 4G/LTE services covered 28 wilayas and more than 25.4% of the country’s population, while the 3G network covered all 48 wilayas and more than 75.6% of population. In Q2 2018, capex excluding licenses was DZD 3.3 billion, with an LTM capex excluding licenses to revenue ratio of 13.9%.

Q2 2018 15

BANGLADESH

BDT billion	2Q18	2Q17	YoY	1H18	1H17	YoY

Total revenue	10.9	12.0	(8.4%)	21.7	24.0	(9.5%)

Mobile service revenue	10.5	11.6	(10.0%)	20.9	23.3	(10.6%)

of which mobile data	1.8	1.5	14.5%	3.4	3.1	11.2%

EBITDA	3.8	4.9	(23.3%)	7.6	10.4	(26.8%)

EBITDA margin	34.4%	41.1%	(6.7p.p.)	35.2%	43.5%	(8.3p.p.)

Capex excl. licenses	1.7	1.4	22.2%	6.3	2.2	189.5%

LTM capex excl. licenses/revenue	27.9%	18.7%	9.2p.p.	27.9%	18.7%	9.2p.p.

Mobile

Customers (mln)	32.0	30.7	4.1%

- of which mobile data customers (mln)	19.2	15.9	20.8%

ARPU (BDT)	109	127	(14.1%)

MOU (min)	270	285	(5.4%)

Data usage (MB/user)	684	364	88.0%

The market during Q2 2018 was characterized by accelerated price pressure from competition. The regulatory environment remains challenging and limits customer growth in the market. For example, the regulator has recently restricted sale of subsequent SIM card within 3-hours of purchase of the preceding SIM using the same national identity card. This restriction has impacted the gross additions across the mobile industry in Bangladesh.

In Bangladesh, Q2 2018 results continue to be affected by intense competition, with a specific focus on customer acquisition, and also by costs related to the network expansion after the acquisition in Q1 2018 of additional spectrum and a 4G/LTE licence. During Q2 2018, Banglalink continued to focus on acquiring customers in a competitive market, with improved network availability.

Revenue in Q2 2018 decreased by 8.4% year on year, mainly driven by service revenue, which decreased by 10.0% year on year to BDT 10.5 billion. The decline in service revenue was still mainly due to the gap in 3G network coverage compared to competition. However, the service revenue increased by 0.8% quarter on quarter in Q2 2018; the increase was mainly driven by data growth resulting from improved network during the quarter, following spectrum acquisition in Q1 2018 and enhanced network availability, along with the expansion of the distribution footprint. The customer base grew by 4.1% year on year, supported by improved distribution, however the sequential decrease in customer base was mainly caused by intense pricing pressure in the market. As a result of this pricing pressure, ARPU decreased year on year by 14.1%. Data revenue increased by 14.5% year on year, driven by increased smartphone penetration and 88.0% year on year data usage growth, along with 20.8% growth in active data users.

Banglalink’s EBITDA in Q2 2018 decreased by 23.3% to BDT 3.8 billion, mainly as a result of revenue decline and increase of structural opex due to network expansion. The EBITDA margin was 34.4% in Q2 2018, which represents a year on year reduction of 6.7 percentage points.

In Q2 2018, capex excluding licenses significantly increased year on year to BDT 1.7 billion, driven by investments to improve network resilience and roll-out 4G/LTE sites. Banglalink continues to invest in efficient, high-speed data networks aiming to substantially improve its 3G network coverage (approximately 72% of the population at the end of Q2 2018, versus approximately 70% in Q1 2018) and availability. The 4G/LTE service, which was launched in February 2018, covered a population of approximately 15% at the end of Q2 2018. LTM capex excluding licenses to revenue ratio was 27.9%.

Q2 2018 16

UKRAINE

UAH million	2Q18	2Q17	YoY	1H18	1H17	YoY

Total revenue	4,521	4,058	11.4%	8,785	7,929	10.8%

Mobile service revenue	4,200	3,768	11.4%	8,149	7,328	11.2%

Fixed-line service revenue	297	277	7.3%	593	572	3.6%

EBITDA	2,490	2,305	8.0%	4,902	4,378	12.0%

EBITDA margin	55.1%	56.8%	(1.7p.p.)	55.8%	55.2%	0.6p.p.

Capex excl. licenses	927	705	31.5%	1,614	1,442	11.9%

LTM capex excl. licenses/revenue	16.0%	19.9%	(3.9p.p.)	16.0%	19.9%	(3.9p.p.)

Mobile

Total operating revenue	4,224	3,781	11.7%	8,192	7,357	11.4%

- of which mobile data	1,574	933	68.8%	2,915	1,778	64.0%

Customers (mln)	26.5	26.1	1.4%

- of which data customers (mln)	13.5	11.2	21.1%

ARPU (UAH)	52	48	9.6%

MOU (min)	580	573	1.2%

Data usage (MB/user)	1,811	758	139.0%
Fixed-line

Total operating revenue	297	277	7.3%	593	572	3.6%

Broadband revenue	185	170	8.5%	366	340	7.6%

Broadband customers (mln)	0.9	0.8	6.5%

Broadband ARPU (UAH)	72	69	4.3%

Kyivstar launched 4G/LTE from April 2018, following the spectrum acquisition in February and March 2018. Kyivstar further strengthened its market position in a growing market and believes it is well positioned to increase the geographical coverage of its high-speed data network in Ukraine.

Kyivstar continued its strong performance in the second quarter, as total revenue increased by 11.4% year on year to UAH 4.5 billion. Mobile service revenue grew by 11.4% to UAH 4.2 billion. The growth in mobile service revenue was mainly driven by continued strong growth of mobile data revenue, which increased by 69% as a result of growing data usage and successful marketing activities, driven by the continued 3G and 4G/LTE network roll-out and data-centric tariffs. As a result, data consumption per user increased 139.0% in Q2 2018 compared to the same quarter in the previous year.

Kyivstar´s mobile customer base increased by 1.4% to 26.5 million, supported by improved churn, while mobile ARPU increased by 9.6% year on year to UAH 52.

Fixed-line service revenue grew 7.3% year on year to UAH 297 million. Uptake for Kyivstar’s FMC proposition, which was launched in 2017, continues to be strong and the fixed broadband customer base increased by 6.5% year on year to 858,000, while fixed broadband ARPU increased by 4.3% year on year to UAH 72.6.

EBITDA increased by 8.0% year on year to UAH 2.5 billion in Q2 2018, representing an EBITDA margin of 55.1%, driven by revenue growth and partially offset by increased service costs and customer acquisition costs.

Q2 2018 capex excluding licenses was UAH 927 million with an LTM capex excluding licenses to revenue ratio of 16.0%, as Kyivstar continued to roll out its 3G network, reaching a population coverage of 74.5%, up from 69% in the same quarter last year. During Q2 2018 Kyivstar started 4G/LTE rollout in 21 cities, covering 20% of the population.

Q2 2018 17

UZBEKISTAN

UZS bln	2Q18	2Q17	YoY	1H18	1H17	YoY

Total revenue	635	576	10.3%	1,252	1,089	14.9%

Mobile service revenue	629	572	10.0%	1,241	1,082	14.7%

- of which mobile data	213	139	53.1%	400	274	46.1%

Fixed-line service revenue	5.0	3.7	34.6%	9	7	29.6%

EBITDA	277	313	(11.5%)	553	577	(4.3%)

EBITDA margin	43.5%	54.3%	(10.7p.p.)	44.1%	53.0%	(8.8p.p.)

Capex excl. licenses	132	60	120.2%	206	135	52.9%

LTM Capex excl. licenses/revenue	15.0%	25.4%	(10.4p.p.)	15.0%	25.4%	(10.4p.p.)

Mobile

Customers (mln)	9.3	9.6	(3.1%)

- of which mobile data customers (mln)	5.0	4.5	10.3%

ARPU (UZS)	22,018	19,847	10.9%

MOU (min)	568	578	(1.8%)

Data usage (MB/user)	1,014	392	158.9%

Unitel continued to report double-digit revenue growth in Q2 2018, driven by repricing initiatives introduced in March 2018. Total revenue for the quarter increased by 10.3% year on year and mobile service revenue increased by 10.0% to UZS 629 billion, driven by 10.9% growth in ARPU. Mobile data traffic more than doubled and mobile data revenue increased by 53.1% year on year, supported by the continued roll-out of its high-speed data network, increased smartphone penetration and the launch of new bundled offerings. As a result, the penetration of bundled tariff plans in the customer base increased to 30.4% in Q2 2018, from 21.9% in Q2 2017. Total mobile customers decreased by 3.1% to 9.3 million, partially due to a clean-up of the customer base.

EBITDA decreased by 11.5% to UZS 277 billion and the EBITDA margin was 43.5% in Q2 2018, mainly driven by external factors such as the increase in customer tax (~UZS 56 billion), which doubled to UZS 4,000 per customer per month from 1 January 2018, and the negative impact of the reduction in mobile termination rates.

Capex excluding licenses totalled UZS 132 billion and the Q2 2018 LTM capex excluding licenses to revenue ratio was 15.0%. The company continued to invest in its high-speed data networks, improving the 4G/LTE coverage to 25% and increasing the number of nationwide 3G sites by 33% year on year. Further improvements to the high-speed data networks will continue to be a priority for Unitel for the remainder of 2018.

The cash and deposits balances as of the end of Q2 2018 in Uzbekistan are USD 96 million in Uzbek som. In Q2 2018, VEON’s subsidiary PJSC VimpelCom successfully repatriated a net amount of approximately USD 86 million from Uzbekistan. The repatriation of cash was executed at the market rate and the Company aims to continue to repatriate excess cash in the remainder of FY 2018.

Q2 2018 18

ITALY JOINT VENTURE

EUR million	2Q18	2Q17	YoY	1H18	1H17	YoY

Total revenue	1,361	1,535	(11.4%)	2,771	3,083	(10.1%)

Mobile service revenue	940	1,042	(9.8%)	1,901	2,085	(8.8%)

Fixed-line service revenue	257	268	(4.0%)	516	539	(4.1%)

EBITDA[1]	451	442	1.9%	935	900	3.9%

EBITDA margin[1]	33.1%	28.8%	4.3p.p.	33.7%	29.2%	4.6p.p.

Capex excl. licenses[1]	235	266	(11.6%)	459	506	(9.3%)

LTM capex excl. licenses/revenue[2]	19.9%	17.6%	2.3p.p.	19.9%	17.6%	2.3p.p.

Mobile

Total revenue	1,076	1,239	(13.2%)	2,191	2,492	(12.1%)

- of which mobile data	357	367	(2.7%)	713	719	(0.8%)

Customers (mln)	28.6	30.3	(5.3%)	28.6	30.3	(5.3%)

- of which data customers (mln)	19.3	19.3	(0.0%)	19.3	19.3	(0.0%)

ARPU (EUR)	10.5	11.2	(6.1%)	10.6	11.1	(4.1%)

MOU (min)	290	274	5.9%	287	269	6.7%

Fixed-line

Total revenue	285	296	(3.9%)	579	591	(2.0%)

Total voice customers (mln)	2.71	2.73	(0.8%)	2.71	2.73	(0.8%)

ARPU (EUR)	27.0	27.6	(2.1%)	27.0	27.8	(2.9%)

Broadband customers (mln)	2.41	2.38	1.1%	2.41	2.38	1.1%

Broadband ARPU (EUR)	20.7	21.8	(5.1%)	20.7	21.8	(5.1%)

Notes: EBITDA negatively impacted by integration costs of approximately EUR 81 million in Q2 2017 and of approximately EUR 35 million in Q2 2018

The Italy Joint Venture has different accounting policies for presenting amortization of capitalized costs of obtaining contracts with customers in accordance IFRS 15. VEON’s policy is to present this expense within “Selling, general and administrative expenses” in profit or loss, whilst the Italy Joint Venture presents this expense within the “Amortization” line item in profit or loss.

1 EBITDA and Capex are in line with the Italy Joint Venture statutory reported financial schemes: 2018 compliant with IFRS 15 and 2017 compliant with IAS 18. For comparison purposes: Q2 2018 EBITDA under IAS 18 would have been EUR 427 million; Q2 2018 Capex under IAS 18 would have been EUR 212 million

2 LTM capex/revenue under IAS 18

Wind Tre’s total revenue in Q2 2018 decreased by 11.4% year on year to EUR 1.4 billion, primarily driven by a 9.8% decline in mobile service revenue and lower CPE (“Customer Premises Equipment”) related to mobile handsets. The mobile service revenue decline was primarily due to continuing aggressive competition in the market, which was exacerbated at the end of May by a new market entrant, which impacted both customer base (-5.3%) and ARPU. In addition, a delay in network modernization due to the U.S. Department of Commerce’s Denial Order issued to ZTE Corporation (“ZTE”) negatively impacted Wind Tre’s revenue and the company’s ability to compete and retain customers in non-modernized areas. The mobile handset revenue decline was primarily due to a lower volume of gross additions and more selective mobile customer scoring starting from H2 2017.

In Q2 2018, mobile ARPU slightly declined to EUR 10.5, a 6.1% year on year erosion, almost completely attributable to the voice component.

Fixed-line service revenue declined by 4.0% year on year, due to ARPU dilution only partially offset by the 1.1% increase in both direct and broadband customers, driven by the increased demand for fibre connections. In Q2 2018, the fixed-line direct customer base and the broadband customer base reached 2.5 million and 2.4 million respectively. Within the broadband customer base, fibre customers almost tripled year on year. The highly competitive market has impacted Q2 2018, particularly on total and broadband ARPUs, which both slightly decreased year on year.

Q2 2018 EBITDA increased by 1.9% year on year to EUR 451 with revenue pressure more than offset by change in accounting to IFRS 15, contributing 5.3p.p. of EBITDA growth coupled with incremental synergies (approximately EUR 41 million in Q2 2018) and approximately EUR 45 million lower YoY integration costs.

Wind Tre’s EBITDA margin increased 4.3 percentage points to 33.1%.

Capex in the quarter was EUR 235 million and was primarily focused on modernizing and merging the former Wind and Tre networks as well as expanding capacity and coverage of 4G/LTE.

Q2 2018 19

At the end of June 2018 approximately 1/3 of the transmission sites were modernized including Rome, Milano and Bologna. The network modernization resulted in a sensible network performance improvement in these cities, leading to an overall improvement of the customer experience.

On 3 July 2018, VEON (through its wholly owned subsidiary VEON Luxembourg Holdings S.a r.l.) entered into an agreement with CK Hutchison for the sale of its 50% stake in the Italy Joint Venture.

Q2 2018 20

CONFERENCE CALL INFORMATION

On 2 August 2018, VEON will also host a conference call by senior management at 9:30 CEST (8:30 BST) on the same day, which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com

9:30 CEST investor and analyst conference call

US call-in number: +1 (929) 477 0448

Confirmation Code: 7347728

International call-in number: 44 (0) 330 336 9126

Confirmation Code: 7347728

The conference call replay and the slide presentation webcast will be available until 9 August 2018.

The slide presentation will also be available for download on VEON’s website.

Investor and analyst call replay

US Replay Number: +1 719 457 0820

Confirmation Code: 7347728

UK Replay Number: 0800 101 1153

Confirmation Code: 7347728

CONTACT INFORMATION
INVESTOR RELATIONS Richard James ir@veon.com	MEDIA AND PUBLIC RELATIONS Maria Piskunenko pr@veon.com

Q2 2018 21

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance and guidance for 2018 and 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets; VEON’S ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties;; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. As a result of this, we do not provide any reconciliations for non-IFRS measures for the Wind Tre Joint Venture. For further information on the Italy Joint Venture and its accounting treatment, see “Explanatory Note—Presentation of Financial Information of the Italy Joint Venture” included in our Annual Report on Form 20-F for the year ended 31 December 2017 and notes 5, 14 and 25 to our audited consolidated financial statements filed therewith.

All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture). We are not able to, without

Q2 2018 22

unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

Q2 2018 23

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http://www.veon.com

CONTENT OF THE ATTACHMENTS

Attachment A	Customers	25

Attachment B	Definitions	25

Attachment C	Reconciliation tables	27
	Average rates and target rates of functional currencies to USD

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2018.xls on VEON’s website at http://veon.com/Investor-relations/Reports—results/Results/.

Q2 2018 24

ATTACHMENT A: CUSTOMERS

	Mobile			Fixed-line broadband
million	2Q18	2Q17	YoY	2Q18	2Q17	YoY

Russia	56.4	58.3	(3.3%)	2.3	2.2	4.2%

Pakistan	55.5	52.5	5.6%

Algeria	15.5	15.5	(0.2%)

Bangladesh	32.0	30.7	4.1%

Ukraine	26.5	26.1	1.4%	0.9	0.8	6.2%

Uzbekistan	9.3	9.6	(3.1%)

Other	14.9	15.4	(3.2%)	0.5	0.4	8.4%

Total consolidated	210.0	208.1	0.9%	3.6	3.4	5.6%

Italy	28.6	30.3	(5.6%)	2.4	2.4	1.1%

Total	238.6	238.4	0.1%	6.0	5.8	3.8%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Wind Tre defines mobile ARPU as the measure of the sum of the mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month) divided by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Wind Tre measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Capital expenditures (capex) excluding licenses is calculated as capex, excluding purchases of new spectrum licenses.

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before tax before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its segments except for Russia. Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term notional debt and short-term notional debt.

Q2 2018 25

Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

An FMC customer is a customer on a 1 month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least 1 mobile SIM

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”)

Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions.

NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ based on the business activities in different geographical areas

Total revenue in this section is fully comparable with Total Operating revenue in MD&A section below.

Q2 2018 26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	2Q18	2Q17	1H18	1H17
Unaudited

EBITDA	857	931	1,711	1,792

Depreciation	(328)	(386)	(674)	(776)

Amortization	(130)	(146)	(256)	(268)

Impairment loss	(7)	(8)	(10)	(5)

Loss on disposals of non-current assets	(20)	(2)	(37)	(9)

Gain (loss) on disposal of subsidiaries	20	—	20	—

Operating profit	392	389	754	734

Financial Income and Expenses	(194)	(208)	(392)	(401)

- including finance income	12	24	31	46

- including finance costs	(206)	(232)	(423)	(447)

Net foreign exchange (loss)/gain and others	(27)	(289)	(24)	(222)

- including Other non-operating (losses)/gains	(16)	(116)	(25)	(152)

- including Shares of loss of associates and joint ventures accounted for using the equity method	—	(10)	—	(22)

- including impairments of JV and associates	—	(110)	—	(110)

- including Net foreign exchange gain	(11)	(53)	1	62

Profit before tax	171	(108)	338	111

Income tax expense	(139)	(65)	(258)	(206)

Profit/(Loss) from discontinued operations	(170)	(85)	(300)	(174)

(Loss)/Profit for the period	(138)	(258)	(220)	(269)

Less profit attributable to non-controlling interest	1	20	28	14

(Loss)/profit attributable to the owners of the parent	(139)	(278)	(248)	(283)

RECONCILIATION OF CAPEX
USD mln unaudited	2Q18	2Q17	1H18	1H17

Cash paid for purchase of property, plant and equipment and intangible assets	501	709	1,177	1,196

Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	(5)	(65)	94	(283)

Capital expenditures	497	644	1,271	913

Less capital expenditures in licenses and other	(95)	(312)	(514)	(316)

Capital expenditures excl. licenses	402	333	757	596

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	2Q18 vs 2Q17
	Total Revenue			EBITDA
	Organic	Forex & other[1]	Reported	Organic	Forex & other[1]	Reported

Russia	4.5%	(6.4%)	(1.9%)	4.9%	(11.2%)	(6.3%)

Pakistan	4.9%	(10.8%)	(5.9%)	16.8%	(12.0%)	4.8%

Algeria	(8.5%)	(5.3%)	(13.8%)	(11.9%)	(5.0%)	(17.0%)

Bangladesh	(8.4%)	(3.2%)	(11.6%)	(23.3%)	(2.7%)	(26.0%)

Ukraine	11.4%	1.2%	12.6%	8.0%	1.1%	9.2%

Uzbekistan	10.3%	(58.3%)	(48.0%)	(11.5%)	(46.6%)	(58.2%)

Total	3.0%	(9.1%)	(6.1%)	4.8%	(12.8%)	(8.0%)

Q2 2018 27

	1H18 vs 1H17
	Total Revenue			EBITDA
	Organic	Forex & other[1]	Reported	Organic	Forex & other[1]	Reported

Russia	4.1%	(2.1%)	2.0%	6.2%	(5.7%)	0.5%

Pakistan	5.3%	(8.5%)	(3.2%)	18.4%	(9.6%)	8.7%

Algeria	(8.9%)	(4.3%)	(13.2%)	(14.8%)	(4.0%)	(18.7%)

Bangladesh	(9.5%)	(3.5%)	(13.1%)	(26.8%)	(2.9%)	(29.7%)

Ukraine	10.8%	0.2%	11.0%	12.0%	0.2%	12.2%

Uzbekistan	14.9%	(64.2%)	(49.3%)	(4.3%)	(53.4%)	(57.6%)

Total	3.1%	(6.9%)	(3.8%)	5.5%	(10.0%)	(4.5%)

1)

In Q2 2018 and H1 2018 other includes the impact from Euroset transaction for the group. In Q2 2018 and H1 2018 other in Russia includes the impact of Euroset and the impact of transit traffic revenue. Transit traffic revenue were partially centralized at VEON Wholesale Services

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	30 June 2018	31 March 2018	31 December 2017

Net debt	8,645	8,966	8,741

Cash and cash equivalents	1,343	1,393	1,304

Long - term and short-term deposits	4	43	70

Cash pledged as collateral for the Mandatory Tender Offer	-	-	987

Gross debt	9,992	10,402	11,102

Interest accrued related to financial liabilities	113	132	130

Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(29)	(35)	(34)

Derivatives not designated as hedges	314	311	310

Derivatives designated as hedges	48	81	60

Other financial liabilities	134	135	62

Total other financial liabilities	10,571	11,026	11,630

Note: As of June 30, 2018, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$ 201 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	2Q18	2Q17	YoY

EBITDA	857	931	(8.0%)

Changes in working capital	64	(42)	n.m.

Movements in provision	(24)	(6)	n.m.

Net interest paid received	(189)	(189)	(0.2%)

Income tax paid	(108)	(117)	(7.5%)

Cash flow from operating activities (excl.discontinued operations)	600	578	3.7%

Capex excl.licenses	(402)	(333)	20.8%

Working capital related to Capex excl. license	5	(50)	n.m.

Proceeds from sale of PPE	3	14	(78.6%)

Equity Free Cash Flow excl.licenses	206	209	(1.3%)

Q2 2018 28

RECONCILIATION OF SHARE OF PROFIT / LOSS FROM ITALY JOINT VENTURE

USD mln	2Q18	2Q17	1H18	1H17

Italy JV reported net result	(214)	(626)	(420)	(1,168)

50% of Italy JV reported net result	(107)	(313)	(210)	(584)

D&A - PPA adjustment	(63)	213	(95)	403

Other PPA adjustmnet	-	15	5	7

Total PPA adjustment	(63)	228	(90)	410

Share of profit/(loss) from JV and associates	(170)	(85)	(300)	(174)

EBITDA RECONCILIATION FOR COUNTRY

Q2 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	441	174	87	44	95	34	(54)	35	857

Less

Depreciation	(189)	(31)	(25)	(31)	(15)	(9)	(1)	(28)	(328)

Amortization	(39)	(32)	(20)	(16)	(11)	(0)	(3)	(9)	(130)

Impairment loss	(5)	-	(1)	(0)	(1)	-	-	(0)	(7)

Loss on disposals of non-current assets	(9)	(0)	0	(5)	(5)	(0)	-	(1)	(21)

Gain (loss) on disposal of subsidiaries	-	-	-	-	-	-	-	20	20

Operating profit	198	112	41	(7)	64	25	(58)	17	392

Q2 2017

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	471	167	105	61	87	83	(94)	51	931

Less

Depreciation	(206)	(65)	(25)	(32)	(13)	(15)	-	(30)	(386)

Amortization	(40)	(42)	(29)	(10)	(13)	(1)	(2)	(9)	(146)

Impairment loss	(8)	-	-	(1)	-	-	-	1	(9)

Loss on disposals of non-current assets	(8)	4	- -	(2)	1	4	-	-	(1)

Gain (loss) on disposal of subsidiaries	-	-	-	-	-	-	-	-	-

Operating profit	209	64	50	16	62	71	(96)	13	389

H1 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	884	349	178	91	184	68	(134)	90	1,711

Less

Depreciation	(398)	(62)	(51)	(61)	(28)	(16)	(1)	(56)	(674)

Amortization	(76)	(65)	(41)	(27)	(21)	(1)	(6)	(19)	(256)

Impairment loss	(6)	20	(1)	-	(1)	-	-	(21)	(10)

Loss on disposals of non-current assets	(11)	(1)	0	(19)	(5)	-	-	(1)	(37)

Gain (loss) on disposal of subsidiaries						-	-	20	20

Operating profit	393	241	84	(16)	129	51	(141)	13	754

Q2 2018 29

H1 2017

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	880	321	219	130	164	162	(170)	86	1,792

Less	-	-	-	-	-	-	-	-	-

Depreciation	(409)	(117)	(56)	(72)	(29)	(31)	(1)	(61)	(776)

Amortization	(79)	(63)	(57)	(20)	(24)	(3)	(4)	(18)	(268)

Impairment loss	(9)	-	-	0	1	-	-	1	(5)

Loss on disposals of non-current assets	(12)	3	0	(6)	2	6	-	(2)	(8)

Operating profit	372	144	105	33	114	134	(175)	7	734

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Target rates	Average rates			Closing rates
	2018	2Q18	2Q17	YoY	2Q18	2Q17	YoY

Russian Ruble	60	61.80	57.15	8.1%	62.76	59.09	6.2%

Euro	0.8	0.84	0.91	-7.6%	0.86	0.88	-2.2%

Algerian Dinar	110	115.80	109.04	6.2%	117.50	107.80	9.0%

Pakistan Rupee	105	116.80	104.81	11.4%	121.58	104.83	16.0%

Bangladeshi Taka	79	83.78	80.86	3.6%	83.78	80.64	3.9%

Ukrainian Hryvnia	27	26.18	26.46	-1.1%	26.19	26.10	0.3%

Kazakh Tenge	340	329.63	315.01	4.6%	341.08	321.46	6.1%

Uzbekistan Som	8,748	8,011.80	3,778.07	112.1%	7,871.66	3,958.56	98.9%

Armenian Dram	480	482.75	483.37	-0.1%	482.24	480.47	0.4%

Kyrgyz Som	70	68.50	68.12	0.6%	68.18	69.14	-1.4%

Georgian Lari	2.4	2.45	2.42	1.1%	2.45	2.41	1.8%

[1]	Functional currency in Tajikistan is USD

Q2 2018 30

STRATEGIC FRAMEWORK AND Q2 2018 RESULTS Amsterdam, 2 August 2018

Q2 2018 RESULTS Agenda GROUP FINANCIAL RESULTS COUNTRY RESULTS OVERVIEW AND PRIORITIES OPENING FINAL REMARKS Richard James - Head of IR Ursula Burns - Executive Chairman Trond Westlie - CFO Kjell Johnsen - COO Q&A Ursula Burns - Executive Chairman

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2018 and 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets; VEON’S ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. As a result of this, we do not provide any reconciliations for non-IFRS measures for the Wind Tre Joint Venture. For further information on the Italy Joint Venture and its accounting treatment, see "Explanatory Note— Presentation of Financial Information of the Italy Joint Venture" included in our Annual Report on Form 20-F for the year ended 31 December 2017 and notes 5, 14 and 25 to our audited consolidated financial statements filed therewith. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. Disclaimer Q2 2018 RESULTS

Q2 2018 RESULTS Agenda GROUP FINANCIAL RESULTS COUNTRY RESULTS OVERVIEW AND PRIORITIES OPENING FINAL REMARKS Richard James - Head of IR Ursula Burns - Executive Chairman Trond Westlie - CFO Kjell Johnsen - COO Q&A Ursula Burns - Executive Chairman

Q2 2018 RESULTS Full Year 2018 guidance reaffirmed 1 Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In H1 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See attachment in the earnings release for reconciliations 2 Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items Total revenue (USD) EBITDA (USD) EQUITY FCF EXCL. LICENSES2 (USD) 4.5bn 1.7bn 540m +3.1% organic1 YoY -3.8% reported YoY -4.5% reported YoY +71.7% reported YoY H1 2018 +5.5% organic1 YoY

Q2 2018 RESULTS Executing at pace on our near term priorities Emerging markets focus Simplified structure Strong balance sheet Progressive dividends Sale of Italy joint venture for a total cash consideration of EUR 2.45 billion (~USD 2.9 billion1) expected to complete in Q3 or early Q4 2018 Offer to acquire businesses in Pakistan and Bangladesh Lean, high-level operating model now established Effective and efficient corporate structure being introduced CEO search is progressing Digital agenda Greater value for our shareholders 1 USD/EUR = 1.17

Strengthening our balance sheet to support our progressive dividend policy Q2 2018 RESULTS 1.8x 2.5x Target ratio 2.0x Note: Pro forma leverage ratio is calculated assuming that the sale of VEON’s equity stake in Wind Tre will bring in proceeds of EUR 2,450 million (~USD 2.9 billion at USD/EUR rate of 1.17) . A fraction of these proceeds will be used by VEON to acquire the GTH assets. The remainder will be used to reduce debt which, following successful completion of both transactions, is expected to result in net pro-forma leverage ratio of approximately 1.8x, significantly below our target ratio of 2.0x VEON is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow Net leverage Interim FY 2018 dividend of USD 0.12

Q2 2018 RESULTS Agenda GROUP FINANCIAL RESULTS COUNTRY RESULTS OVERVIEW AND PRIORITIES OPENING FINAL REMARKS Richard James - Head of IR Ursula Burns - Executive Chairman Trond Westlie - CFO Kjell Johnsen - COO Q&A Ursula Burns - Executive Chairman

Q2 2018 revenue and EBITDA country trends

Figures and trends in local currency

VEON

RUSSIA (RUB BILLION)	PAKISTAN (PKR BILLION)	ALGERIA (DZD BILLION)	BANGLADESH (BDT BILLION)	UKRAINE (UAH BILLION)	UZBEKISTAN (UZS BILLION)

Revenue


+ 6.0 % YoY
78,000
76,000
74,000
72,000
70,000
68,000
66,000
64,000
62,000
60,000
2Q17
3Q17
4Q17
1Q18
2Q18


+ 4.9% YoY
43
43
42
42
41
41
40
40
39
2Q17
3Q17
4Q17
1Q18
2Q18


- 8.5% YoY
26.5
26
25.5
25
24.5
24
23.5
23
22.5
22
21.5
2Q17
3Q17
4Q17
1Q18
2Q18


- 8.4% YoY
13
12
11
10
9
8
2Q17
3Q17
4Q17
1Q18
2Q18


+ 11.4% YoY
44
43
42
41
40
39
38
37
36
2Q17
3Q17
4Q17
1Q18
2Q18


+ 10.3% YoY
700
600
500
400
300
2Q17
3Q17
4Q17
1Q18
2Q18

EBITDA


+ 1.2% YoY
29,000
28,000
27,000
26,000
25,000
24,000
23,000
22,000
2Q17
3Q17
4Q17
1Q18
2Q18


+ 16.8% YoY
25,000
20,000
15,000
10,000
5,000
0
2Q17
3Q17
4Q17
1Q18
2Q18


- 11.9% YoY
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2Q17
3Q17
4Q17
1Q18
2Q18


- 23.3% YoY
6,000
5,000
4,000
3,000
2,000
1,000
0
2Q17
3Q17
4Q17
1Q18
2Q18


+ 8.0% YoY
3,000
2,500
2,000
1,500
1,000
500
0
2Q17
3Q17
4Q17
1Q18
2Q18


- 11.5% YoY
320,000
310,000
300,000
290,000
280,000
270,000
260,000
250,000
2Q17
3Q17
4Q17
1Q18
2Q18

Q2 2018 RESULTS

9

Russia: EBITDA continues to grow, despite Euroset integration

VEON

TOTAL REVENUE
(RUB BILLION)



+ 6.0 % YoY
68.4
66.4
72.5
9.9
8.9
8.9
55.7
54.3
57.6
2Q17
1Q18
2Q18
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)



- 3.3 % YoY
58.3
56.4
2Q17
2Q18

EBITDA AND EBITDA MARGIN
(RUB BILLION AND %)



+ 1.2 % YoY
26.9
25.2
27.2
39.4%
38.0%
37.6%
2Q17
1Q18
2Q18

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(RUB BILLION AND %)



+ 69.0 % YoY
7.9
13.3
16.7%
16.6
2Q17
2Q18

- Stable competitive environment during the quarter, challenging macro conditions
- Total revenue growth of 6.0% YoY driven by mobile service revenue growth of 3.5% YoY and a doubling of sales of equipment and accessories, mainly as a result of the integration of Euroset stores
- Mobile ARPU grew by 5.6% YoY
- Fixed-line service revenue decreased by 10.0% YoY, mainly due to the centralization of transit services revenue in VEON Wholesale Services of ~RUB 600 million. Adjusted for this VWS effect, fixed-line revenue decreased by 4.4% YoY
- EBITDA increased by 1.2% YoY, driven by revenue growth and improved device margin, mainly offset by Euroset integration costs of ~RUB 1 billion
- Capex excluding licenses increased YoY mainly due to accelerated network rollout
- FY 2018 expected Yarovaya investment of approximately RUB 6 billion expected to occur in H2 2018

Q2 2018 RESULTS

10

Euroset integration progressing well Euroset integration on track: Targeting 1,600 rebranded Euroset stores in0+ August 2018 ~1,400 stores already integrated and rebranded as Beeline at end-June 2018 Medium-term target of ~5,500 monobrand Beeline stores (owned and franchise) Integration is driving strong sales growth in equipment and accessories (+107.2% YoY in Q2 2018) Equipment margins increased significantly in Q2 (6.7%, vs -0.6% in Q2 2017), driven by higher volumes and better sales mix, providing positive margin offset to integration costs EBITDA grew by 1.2% YoY in Q2 2018, despite Q2 Euroset integration costs of RUB 1 billion FY 2018 integration cost forecast unchanged at RUB 3 billion Increased focus on Beeline monobrand stores is reducing exposure to alternative retail channels, resulting in a decline in overall customer base by 3.3% YoY Online sales grew strongly in Q2 2018, representing 8.2% of device revenue (vs. 5.1% in Q2 2017) Q2 2018 RESULTS

Pakistan: continued data-driven revenue growth and further margin expansion TOTAL REVENUE (PKR BILLION) MOBILE CUSTOMERS (MILLION) + 4.9 % YoY + 5.6 % YoY + 16.8 % YoY - 1.6 % YoY 40.4 40.9 42.4 EBITDA AND EBITDA MARGIN (PKR BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (PKR BILLION AND %) Q2 2018 RESULTS The market during Q2 remained competitive, in particular on data and social network offers Despite market conditions, revenue grew YoY, driven by strong data revenue growth (+37.0% YoY) Data customer growth of 18% YoY QoQ customer growth, fuelled by 4G/LTE expansion Double-digit EBITDA YoY increase due to revenue growth, synergies and the absence of performance transformation and integration costs (PKR 0.6 billion in Q2 2017) EBITDA margin expansion +4.9 p.p. YoY Capex excluding licenses broadly stable YoY, supporting 4G/LTE network expansion with a more balanced quarterly distribution

Algeria: improving trends now visible with sequential customer growth and revenue stability TOTAL REVENUE (DZD BILLION) MOBILE CUSTOMERS (MILLION) - 8.5 % YoY - 0.2 % YoY - 11.9 % YoY +4.3% YoY 0.5 0.4 EBITDA AND EBITDA MARGIN (DZD BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (DZD BILLION AND %) Q2 2018 RESULTS Despite Q2 characterized by intense price competition, signals of turnaround are now evident Continuing macroeconomic and regulatory challenges Economic slowdown and high inflation continue, along with import restrictions New direct taxation since 1 January 2018 Whilst top line remains under pressure, the negative trend has improved with stable revenue QoQ Customer base stable YoY and now growing 1.1% QoQ, through the success of new offers Data revenue +80.7% YoY, due to new commercial offers leveraging our 4G/LTE network EBITDA decrease mainly as a result of revenue YoY trend

Bangladesh: 4G/LTE rollout progressing well, competitive pressure still weighing on results

TOTAL REVENUE
(BDT BILLION)



- 8.4 % YoY
12.0
0.4
11.6
10.7
0.3
10.4
10.9
0.4
10.5
2Q17
1Q18
2Q18
Mobile
Other

MOBILE CUSTOMERS
(MILLION)



+ 4.1 % YoY
30.7
32.0
2Q17
2Q18

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)



- 23.3 % YoY
4.9
41.1%
3.9
36.1%
3.8
34.4%
2Q17
1Q18
2Q18

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(BDT BILLION AND %)



+ 22.2 % YoY
1.4
18.7%
1.7
27.9%
2Q17
2Q18

- The market during Q2 was characterized by accelerated price pressure from competition
- The revenue trend was affected by ARPU decrease (-14.1% YoY); however:
  - Customer growth (+4.1% YoY) supported by improved distribution
  - Service revenue grew by 0.8% QoQ
  - Data revenue grew by 14.5% YoY, with acceleration of data customer growth at 20.8% YoY and data usage (+88% YoY)
- EBITDA decline due to revenue trend and structural opex mostly related to network expansion
- Capex increase driven by investments to improve network resilience and 4G/LTE sites roll-out
  - 4G/LTE launched in February, roll-out gaining pace with current population coverage at ~15%

Q2 2018 RESULTS

14

Ukraine: sustained strong data and ARPU performance TOTAL REVENUE (UAH BILLION) EBITDA AND EBITDA MARGIN (UAH BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UAH BILLION AND %) + 11.4 % YoY + 1.4 % YoY + 8.0 % YoY + 31.5 % YoY Q2 2018 RESULTS Kyivstar strengthened its market position in a growing market, driven by strong growth in mobile data Mobile service revenue growth of 11.4% YoY, mainly driven by data revenue growth of 69% ARPU increased by 9.6% YoY Fixed-line service revenue increased by 7.3% YoY Customer growth was driven by improved churn EBITDA increased by 8.0% YoY driven by revenue growth, leading to an EBITDA margin of 55.1% 4G/LTE introduced in April 2018 and launched in 21 cities, covering 20% of population

Uzbekistan: strong revenue growth, external cost pressure on EBITDA TOTAL REVENUE (UZS BILLION) MOBILE CUSTOMERS (MILLION) 617 576 635 EBITDA AND EBITDA MARGIN1 (UZS BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UZS BILLION AND %) + 10.3% YoY -3.1% YoY - 11.5% YoY Q2 2018 RESULTS 120.2% YoY Overall market growth, with Unitel commencing repricing activities from March 2018 Revenue grew by 10.3% YoY driven by repricing activities ARPU increased by 10.9% YoY Mobile data revenue increased by 53.1% YoY EBITDA decreased by 11.5% YoY, mainly due to external cost pressure from increased customer tax (UZS 56 billion) and the effect of the reduction in MTR Capex excluding licenses increased 120% YoY as a result of 4G/LTE network roll out USD 86 million cash repatriated during Q2 2018

Q2 2018 RESULTS Agenda GROUP FINANCIAL RESULTS COUNTRY RESULTS OVERVIEW AND PRIORITIES OPENING FINAL REMARKS Richard James - Head of IR Ursula Burns - Executive Chairman Trond Westlie - CFO Kjell Johnsen - COO Q&A Ursula Burns - Executive Chairman

Q2 2018 good revenue and EBITDA organic[1] growth

VEON

- Total revenue organic[1] growth of 3.0% YoY, mainly driven by Russia, Pakistan, Ukraine and Uzbekistan; reported total revenue down 6.1% primarily due to Uzbekistan and Pakistan currency devaluation
- Mobile data revenue organic growth of 24.5% YoY, reported mobile data revenue +11%
- EBITDA organic[1] growth of 4.8% YoY, driven by good operational performance in Russia, Pakistan and Ukraine, partially offset by EBITDA pressure in Algeria, Bangladesh and Uzbekistan
- Reported EBITDA decreased by 8.0% YoY to USD 857 million due to currency devaluation in Uzbekistan, Russia and Pakistan, and Euroset integration costs partially offset by lower corporate cost. EBITDA margin at 37.7%
- Capex excl. licenses increased by 20.8% YoY due to 4G/LTE roll-out and more equal quarterly distribution of expenditures; resulting in 17.4% LTM capex to revenue
- Q2 2018 equity free cash flow excluding licenses[2] to USD 206 million

TOTAL REVENUE (USD BILLION)
2.3
+3.0% organic[1] YoY
-6.1% reported YoY

EBITDA (USD MILLION)
857
+4.8% organic[1] YoY
-8.0% reported YoY

CAPEX EXCL. LICENSES (USD MILLION)
402
+20.8% reported YoY
LTM capex/revenue: 17.4%

EQUITY FREE CASH FLOW EXCL. LICENSES[2] (USD MILLION)
206
-1.3% reported YoY

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q2 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See attachment in Earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

18

Revenue and EBITDA development Data revenue and lower costs driving organic growth in revenue and EBITDA USD MILLION +3.0% YoY organic 1 Q2 2018 RESULTS 1 Other includes interconnect, roaming and intercompany eliminations 2 Other refers to Euroset impact on revenue and EBITDA +4.8% YoY organic 2 2

Q2 2018 RESULTS In Q2 2018, corporate costs were USD 54 million, representing a decrease of ~43% YoY Q2 trend driven by a decrease in personnel costs, external cost for services and the release of certain provisions H1 2018 costs were USD 134 million or -21% YoY Initiatives addressing corporate costs are progressing in line with expectations Target confirmed to reduce corporate costs in FY 2018 by ~20% YoY from USD 431 million in FY 2017 Corporate costs Progress to significantly reduce corporate costs over time is under way Corporate costs run-rate expected to halve between 20171 and year-end 2019 1 FY 2017 corporate costs at USD 431 million

Q2 2018 income statement

VEON

USD MILLION

	2Q18	2Q17	Reported YoY	Organic[1] YoY
Revenue	**2,270**	**2,417**	**(6.1%)**	**3.0%**
Service revenue	2,136	2,331	(8.4%)	1.6%
EBITDA	**857**	**931**	**(8.0%)**	**4.8%**
Depreciation, amortization and other	(465)	(542)	10.4%	
Operating Profit	**392**	**389**	**0.4%**	
Net financial income and expenses	(194)	(208)	6.7%	
Net FOREX and other gains/(losses)	(27)	(169)	n.m.	
Share of loss from joint ventures and and impairments	-	(120)	n.m.	
Profit before tax	**171**	**(108)**	**n.m.**	
Tax	(139)	(65)	n.m.	
Profit/(Loss) from continued operations	32	(173)	n.m.	
Profit from discontinued operations	(170)	(85)	n.m.	
Non-controlling interest	1	20	n.m.	
Net (loss) attributable to VEON	(138)	(258)	n.m.	

- EBITDA decreased 8.0% YoY to USD 857 million due to currency devaluation in Uzbekistan and Pakistan, and Euroset integration costs
- Operating profit increased YoY mainly due to lower depreciation, driven by the classification of Pakistan towers as assets held for sale and the depreciation of Uzbek som
- Net financial income and expenses decreased YoY as a result of lower indebtedness, coupled with lower interest rates
- Net FOREX and other gains/(losses) decreased mainly due to early redemption premiums on bond repurchases of USD 124 million in Q2 2017
- The proportionate results (50%) of the Italy joint venture are no longer included, after the sale announcement on 3 July 2018
- Profit before tax turned positive compared to a loss in Q2 2017 which was mainly impacted by the Euroset impairment and above mentioned reasons
- Increase in tax expense to USD 139 million in Q2 2018 was primarily attributable to higher taxes in Russia resulting from higher profitability, while in Q2 2017 tax expenses in Russia were low because of deductibility of fees paid in connection with bond repurchases in 2017
- The Q2 loss from Italy JV (presented as a discontinued operation) increased in Q2 2018 to USD 170 million compared to USD 85 million in Q2 2017, mainly due to higher negative purchase price allocation adjustments for VEON IFRS reporting purposes

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q2 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See attachment in Earnings release for reconciliations

Q2 2018 RESULTS
21

Continued strong cash flow generation in Q2 2018 Q2 2018 RESULTS USD MILLION Note: OpCF refers to Operating cash flow, calculated as EBITDA minus Capex excluding licenses

Q2 2018 RESULTS Cash flow reconciliation table USD MILLION 2Q18 2Q17 YoY EBITDA 857 931 (8.0%) Changes in working capital 66 (44) 250.6% Movement in provisions (24) (6) (332%) Net interest paid-received (189) (189) - Income tax paid (108) (117) (7.5%) Cash flow from operating activities (excl. discontinued operations) 600 578 (3.6%) Capex excl.licenses (402) (333) 20.8% Working capital related to Capex excl. licenses 5 (50) n.m. Proceeds from sale of PPE 3 14 (78.9%) Equity Free Cash Flow excl. licenses 206 209 (1.3%) Improvement mostly related to cash-in of certain settlements, partially offset by device inventory increase in Russia due to Euroset integration Increase in capex excluding licenses mainly driven by higher capex in Russia due to accelerated network rollout and Euroset integration Movement in provisions in Q2 2018 relates to payment of severance costs accrued in Q1 2018

Q2 2018 net debt development 1 FOREX and Other mainly consist of FX impact in Russia NET DEBT EBITDA 2.5x 2.5x 1 Q2 2018 RESULTS USD MILLION

FY 2018 targets confirmed

VEON

	H1 2018 actual	FY 2018 targets[3]
Total revenue	3.1% organic growth[1]	Flat-to-low single digit organic growth
EBITDA	5.5% organic growth[1]	Flat-to-low single digit organic growth
Equity free cash flow[2]	USD 540 million	USD ~1 billion

- FY 2018 equity free cash flow target is calculated at 2018 target currency rates

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In H1 2018 organic growth is calculated at constant currency and excludes the impact from Euroset transaction. See attachment Earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

[3] FY 2018 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. Major exceptional items currently known are the impact from the Uzbekistan currency liberalization, the Pakistan tower transaction (Deodar), the Euroset transaction and the one-off adjustment to a vendor agreement. FY 2018 equity free cash flow target is calculated at 2018 target currency rates. For FY 2018 target currency rates, see appendix

Q2 2018 RESULTS 25

Q2 2018 RESULTS Agenda GROUP FINANCIAL RESULTS COUNTRY RESULTS OVERVIEW AND PRIORITIES OPENING FINAL REMARKS Richard James - Head of IR Ursula Burns - Executive Chairman Trond Westlie - CFO Kjell Johnsen - COO Q&A Ursula Burns - Executive Chairman

FINAL REMARKS

APPENDIX

-6.1% YoY reported Revenue and EBITDA development Solid organic growth in most countries, partially offset by decrease in Bangladesh, Algeria and Uzbekistan 1 Q2 2018 RESULTS 1 Other includes interconnect, roaming and intercompany eliminations 2 Other in Q2 2018 mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan, other global operations and services and intercompany eliminations 3 Other includes Euroset integration costs of approximately RUB 1 billion - 8.0 % YoY reported 2 3 3

Italy: continued competitive pressure weighs on top-line

TOTAL REVENUE
(EUR MILLION)


-11.4% YoY
1,535
225
268
1,042
1,410
189
259
961
1,360
163
257
940
2Q17
1Q18
2Q18
Other & CPE1
Fixed Service Revenue
Mobile Service Revenue

MOBILE CUSTOMERS
(MILLION)


-5.3% YoY
30.3
28.6
2Q17
2Q18

EBITDA AND EBITDA MARGIN [2]
(EUR MILLION AND %)


+1.9% YoY
442
28.8%
484
34.3%
451
33.1%
2Q17
1Q18
2Q18

CAPEX[2] EXCL. LICENSES
AND LTM[3] CAPEX/REVENUE
(EUR MILLION AND %)


-11.6% YoY
266
17.6%
235
19.9%
2Q17
2Q18

- Service revenue -8.6% YoY, of which:
  - Mobile service revenue -9.8% YoY, mainly due to continued competitive pressure in the market, exacerbated by the new market entrant, impacting both customer base and ARPU
  - Fixed service revenue -4.0% YoY mainly due to the replacement of old ADSL customers with new FTTx subscribers at lower ARPU
- Other & CPE[1] revenue decline mainly due to CPE[1], due to lower gross additions and more selective mobile customer scoring introduced in H2 2017
- EBITDA[2] increased by 1.9% YoY; top-line pressure more than offset by:
  - Change in accounting to IFRS 15, contributing 5.3p.p. of EBITDA growth
  - Incremental synergies (~EUR 41 million in Q2 2018)
  - ~ EUR 45 million lower YoY integration costs

[1] CPE = Customer Premises Equipment
[2] EBITDA and capex figures are in line with Wind Tre statutory reported financial schemes: 2018 compliant with IFRS 15 and 2017 compliant with IAS 18. For comparison purposes: 1Q 2018 EBITDA under IAS 18 would have been 465 EUR million; 1Q 2018 CAPEX under IAS 18 would have been 205 EUR million; 2Q 2018 EBITDA under IAS 18 would have been 427 EUR million; 2Q 2018 CAPEX under IAS 18 would have been 212 EUR million. EBITDA negatively impacted by integration costs of ~EUR 81 million in 2Q 2017 and of ~EUR 35 million in 2Q 2018
[3] 2Q 2018 LTM CAPEX calculated under IAS 18

Q2 2018 RESULTS
30

Group debt structure Average cost of debt: 6.6% (30 June 2017: 6.4%) 1 Including effect of cross currency swaps 30 JUNE 2018 Group debt currency mix1 Group debt structure Q2 2018 RESULTS Average maturity: 3.7 years (30 June 2017: 3.7 years) Gross Debt USD 10.0 billion

Group debt maturity schedule Group debt maturity schedule by currency1 30 JUNE 2018, USD BILLION 2018 2019 2020 2021 2022 >2022   USD 0.1 1.0 0.6 0.4 0.7 2.6 54% RUB 0.0 0.0 0.5 1.1 0.8 0.0 24% EUR 0.1 0.0 0.2 1.0 0.1 0.0 14% PKR 0.1 0.1 0.2 0.1 0.0 0.0 5% OTHER 0.1 0.1 0.0 0.1 0.0 0.0 3% 1 Including effect of cross currency swaps. Principal amount of Group debt taking into account cross-currency swaps is equivalent to USD 10,020 million. Q2 2018 RESULTS

Liquidity overview Group cash breakdown by currency 30 JUNE, 2018 Unused RCF headroom at the end of Q2 2018: Unused CF headroom at the end of Q2 2018: VEON – syndicate USD 1.69 billion Pakistan – credit facilities PKR 4.5 billion (USD 0.04 billion) Banglalink – syndicated TL facility BDT 17.2 billion (USD 0.21 billion) Total cash and unused committed credit lines: USD 3.3 billion Group cash (incl. deposits): USD 1.4 billion Q2 2018 RESULTS

Debt by entity Outstanding debt Type of debt 30 JUNE 2018, USD MILLION Entity Bonds Loans Cash-pool overdrafts1 Other Total VEON Amsterdam B.V. - 205 50 - 255 VEON Holdings B.V. 3,683 3,003 150 - 6,836 GTH Finance B.V. 1,200 - - - 1,200 PJSC VimpelCom 394 - - 55 449 Pakistan Mobile Communications Limited 28 635 - - 663 Banglalink Digital Communications Ltd. 300 155 - - 455 Optimum Telecom Algérie S.p.A. - 128 - - 128 Others - - 1 5 6 Total 5,605 4,126 201 60 9,992 Total excl. cash-pool overdrafts 9,791 Q2 2018 RESULTS 1 As of June 30, 2018, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$ 201 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements.

Russian ruble Algerian dinar Pakistan rupee Bangladeshi taka Ukrainian hryvnia Kazakh tenge Uzbekistan som Armenian dram Kyrgyz som Georgian lari Target rates FY 2018 60.00 110.00 105.00 79.00 27.00 340.00 8,748 480 70.00 2.40 Average rates 2Q18 2Q17 YoY 61.80 57.15 8.1% 115.80 109.04 6.2% 116.80 104.81 11.4% 83.78 80.86 3.6% 26.18 26.46 (1.1%) 329.63 315.01 4.6% 8,011.80 3,778.07 112.1% 482.75 483.37 (0.1%) 68.50 68.12 0.6% 2.45 2.42 1.1% Closing rates 2Q18 2Q17 YoY 62.76 59.09 6.2% 117.50 107.80 9.0% 121.58 104.83 16.0% 83.78 80.64 3.9% 26.19 26.10 0.3% 341.08 321.46 6.1% 7,871.66 3,958.56 98.9% 482.24 480.47 0.4% 68.18 69.14 (1.4%) 2.45 2.41 1.8% Forex Q2 2018 RESULTS

Russia Algeria Pakistan Bangladesh Ukraine Uzbekistan Other Total Revenue Q2 2018 (95) (12) (42) (5) 2 (89) (6) (247) Forex YoY impact on Revenue and EBITDA EBITDA Q2 2018 (36) (5) (20) (2) 1 (38) (2) (102) Q2 2018 RESULTS

VEON

Index sheet

Consolidated VEON

Customers

Russia

Pakistan

Algeria

Bangladesh

Ukraine

Italy

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		2Q18	2Q17	YoY	2Q18	2Q17	YoY
Russian Ruble	RUB	61.80	57.15	8.1%	62.76	59.09	6.2%
Euro	EUR	0.84	0.91	-7.6%	0.86	0.88	-2.2%
Algerian Dinar	DZD	115.80	109.04	6.2%	117.50	107.80	9.0%
Pakistan Rupee	PKR	116.80	104.81	11.4%	121.58	104.83	16.0%
Bangladeshi Taka	BDT	83.78	80.86	3.6%	83.78	80.64	3.9%
Ukrainian Hryvnia	UAH	26.18	26.46	-1.1%	26.19	26.10	0.3%
Kazakh Tenge	KZT	329.63	315.01	4.6%	341.08	321.46	6.1%
Uzbekistan Som	UZS	8,011.80	3,778.07	112.1%	7,871.66	3,958.56	98.9%
Armenian Dram	AMD	482.75	483.37	-0.1%	482.24	480.47	0.4%
Kyrgyz Som	KGS	68.50	68.12	0.6%	68.18	69.14	-1.4%
Georgian Lari	GEL	2.45	2.42	1.1%	2.45	2.41	1.8%

VEON

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q15	2Q15	3Q15	4Q15	1Q16 (pro-forma Warid)	2Q16 (pro-forma Warid)	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16 Pro-forma Warid	FY17
Total operating revenue	2,312	2,570	2,442	2,296	2,096	2,228	2,362	2,354	2,281	2,417	2,456	2,320	2,250	2,270	9,606	9,040	9,474
Service revenue	2,260	2,515	2,364	2,188	2,022	2,158	2,276	2,244	2,202	2,331	2,358	2,214	2,156	2,136	9,313	8,700	9,105
EBITDA	938	1,069	58	811	778	811	896	783	861	931	1,042	753	854	857	2,875	3,268	3,587
EBITDA margin (%)	40.6%	41.6%	41.7%	35.3%	37.1%	36.4%	37.9%	33.3%	37.8%	38.5%	42.4%	32.4%	38.0%	37.7%	29.9%	36.1%	37.9%
EBIT	308	530	(480)	166	297	269	406	91	345	389	561	211	362	392	524	1,063	1,506
Profit/(Loss) before tax	(8)	329	(834)	(82)	137	82	186	(89)	220	(107)	384	(129)	168	171	(595)	316	367
Net income/(loss)	184	108	(1,005)	58	169	122	445	1,557	(4)	(278)	125	(325)	(109)	(139)	(655)	2,294	(483)
Capital expenditures (CAPEX)	263	590	459	709	203	348	422	770	268	643	406	473	754	492	2,033	1,741	1,791
CAPEX excluding licenses	210	462	448	649	158	329	382	754	264	332	398	466	355	402	1,801	1,623	1,459
CAPEX excluding licenses / revenue	9.1%	18.0%	18.3%	28.3%	7.5%	13.8%	16.2%	32.0%	11.6%	13.7%	16.2%	20.1%	15.8%	17.7%	18.7%	17.7%	15.4%

*Notes:

The financial results for Q1 2016 and Q2 2016 are presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons.

As a result of the anticipated sale transaction of Italy JV, the investment in the Italy Joint Venture was reclassified as an asset held-for-sale and a discontinued operation as of June 30, 2018, with retrospective adjustment to comparative periods in the Income Statement.

VEON

index page

(in millions)

Mobile customers	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Russia	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	56.4	59.8	58.3	58.2
Algeria	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	15.5	17.0	16.3	15.0
Pakistan	38.2	33.4	35.2	36.2	48.3	59.6	51.0	51.6	52.5	52.5	53.1	53.6	55.1	55.5	36.2	51.6	53.6
Bangladesh	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.0	32.3	30.4	31.3
Ukraine	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	26.5	25.4	26.1	26.5
Uzbekistan	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.3	9.9	9.5	9.7
Other	15.6	15.8	15.9	15.5	15.0	15.1	15.5	15.1	14.9	15.4	15.7	16.2	15.5	14.9	6.0	15.1	16.2
Total without Italy	194.9	191.8	195.3	196.1	204.1	214.4	205.6	207.2	206.5	208.1	210.3	210.5	210.5	210.0	186.6	207.2	210.5
Italy	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	29.8	29.5	29.2	28.6	21.1	31.3	29.5
Total on combined basis	216.3	213.2	216.7	217.2	225.0	235.3	226.3	238.6	237.4	238.4	240.1	240.0	239.7	238.7	207.7	238.6	240.0

Fixed line customers	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Russia	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	—	2.2	2.2
Algeria	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pakistan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bangladesh	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.8	—	—
Ukraine	0.8	0.8	0.8	0.8	—	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.9	0.2	0.8	0.8
Uzbekistan	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—	—	—	—	0.2	—	—
Other	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.4	0.5	0.5	2.2	0.1	0.3
Total without Italy	3.5	3.4	3.4	3.4	2.6	3.4	3.3	3.4	3.4	3.4	3.4	3.5	3.6	3.6	3.4	3.1	3.4
Italy	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.4	2.4	2.4	—	2.3	2.4
Total on combined basis	5.7	5.6	5.6	5.7	4.9	5.7	5.7	5.7	5.8	5.8	5.8	5.8	6.0	6.0	3.4	5.4	5.8

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	1,061	1,288	1,150	1,084	885	1,008	1,091	1,112	1,097	1,197	1,229	1,206	1,166	1,174	4,583	4,097	4,728
EBITDA	421	524	455	424	328	414	413	419	409	471	479	430	443	441	1,823	1,574	1,789
EBITDA margin (%)	39.6%	40.7%	39.6%	39.1%	37.0%	41.1%	37.9%	37.7%	37.3%	39.4%	39.0%	35.7%	38.0%	37.6%	39.8%	38.4%	37.8%
Capital expenditures (CAPEX)	84	216	202	403	48	115	149	350	117	141	191	237	162	220	906	662	685
CAPEX excluding licenses	80	212	198	343	43	109	146	345	114	138	185	230	158	215	833	643	667

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenues	859	1,066	961	902	733	843	914	940	932	1,023	1,058	1,040	1,010	1,029	3,789	3,430	4,054
Service Revenue (Mobile)	829	1,031	918	846	696	816	879	886	890	974	1,003	976	954	932	3,624	3,276	3,843
Data Revenue (Mobile)	164	198	177	180	160	187	208	223	236	254	259	263	266	250	719	778	1,012
Customers (mln)	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	56.4	59.8	58.3	58.2
Mobile data customers (mln)	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	38.4	36.7	36.6	34.3	36.6	38.4
ARPU (USD) *	4.8	6.0	5.2	4.7	3.9	4.7	5.0	5.0	5.1	5.6	5.7	5.5	5.5	5	n.a.	n.a.	n.a.
MOU, min	303	320	319	319	315	337	336	335	324	337.71	325.32	322.88	307.20	323.4	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	15%	14%	0	n.a.	n.a.	n.a.
MBOU	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	3,047	3,234	3,454	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	202	222	189	182	152	165	178	172	165	173	172	165	156	145	794	667	675
Service revenue	201	221	188	179	151	165	177	172	164	173	172	164	156	144	789	665	673
Broadband revenue	53	56	43	41	43	45	43	45	46	45	44	43	45	41	193	177	177
Broadband customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.2	2.2	2.2
Broadband ARPU (USD)	7.6	8.3	6.4	6.2	6.2	6.9	6.8	6.9	6.9	6.9	6.5	6.1	6.7	6.5	n.a.	n.a.	n.a.
FTTB revenue	51	55	42	41	43	44	43	45	45	44	43	43	44	44	189	175	175
FTTB customers (mln)	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.2	2.2	2.2
FTTB ARPU (USD)	7.6	8.3	6.4	6.2	6.2	6.8	6.7	6.9	6.9	6.8	6.5	6.4	6.6	6.4	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	65,916	67,805	72,091	71,429	65,921	66,423	70,529	70,130	64,507	68,407	72,559	70,415	66,351	72,542	277,241	273,003	275,887
EBITDA	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	28,239	25,108	25,204	27,243	110,145	104,790	104,342
EBITDA margin (%)	39.6%	40.6%	39.5%	39.2%	37.0%	41.1%	37.9%	37.6%	37.3%	39.4%	38.9%	35.7%	38.0%	37.6%	39.7%	38.4%	37.8%
Capital expenditures (CAPEX)	5,425	11,396	12,645	27,308	3,551	7,556	9,652	21,938	6,834	8,087	11,234	13,847	9,232	13,625	56,775	42,697	40,003
CAPEX excluding licenses	5,179	11,164	12,358	23,368	3,181	7,191	9,444	21,615	6,695	7,882	10,906	13,435	9,007	13,321	52,069	41,432	38,918

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenues	53,364	56,135	60,246	59,450	54,586	55,537	59,044	59,276	54,822	58,491	62,417	60,771	57,452	63,576	229,195	228,443	236,501
Service revenue	51,488	54,304	57,549	55,690	51,835	53,730	56,784	55,844	52,348	55,674	59,164	57,001	54,282	57,609	219,031	218,192	224,186
Data Revenue	10,204	10,420	11,113	11,844	11,942	12,316	13,426	14,088	13,903	14,510	15,284	15,344	15,138	15,417	43,581	51,773	59,041
Customers (mln)	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	56.4	59.8	58.3	58
Mobile data customers (mln)	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	38.4	36.7	36.6	34	37	38
ARPU (RUB) *	300	316	325	309	293	309	324	317	302	320	334	324	315	338	n.a.	n.a.	n.a.
MOU (min)	303	320	319	319	315	337	336	335	324	338	325	323	307	323	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	15%	14%	11%	n.a.	n.a.	n.a.
MBOU	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	3,047	3,234	3,454	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	12,553	11,670	11,845	11,978	11,335	10,886	11,485	10,854	9,685	9,916	10,142	9,644	8,899	8,966	48,046	44,560	39,386
Service revenue	12,501	11,627	11,806	11,814	11,271	10,848	11,459	10,840	9,660	9,889	10,114	9,608	8,867	8,901	47,748	44,418	39,271
Broadband revenue	3,168	3,060	2,869	2,886	3,061	2,941	2,806	2,807	2,650	2,579	2,532	2,508	2,560	2,547	11,983	11,615	10,269
Broadband customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.2	2.2	2.2
Broadband ARPU (RUB)	459	451	428	432	463	452	436	435	405	392	384	376	379	371	n.a.	n.a.	n.a.
FTTB revenue	3,095	3,005	2,820	2,841	3,013	2,897	2,775	2,776	2,623	2,548	2,508	2,484	2,526	2,518	11,761	11,460	10,163
FTTB customers (mln)	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.2	2.2	2.2
FTTB ARPU (RUB)	459	451	428	432	461	450	436	433	403	390	383	375	376	371	n.a.	n.a.	n.a.

*	ARPU calculations include MFS revenues starting from Q1 2017

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	249	257	252	256	351	361	368	369	370	386	391	379	368	363	1,014	1,450	1,525
Service revenue	236	244	238	241	332	341	345	346	345	359	363	350	341	337	960	1,364	1,418
EBITDA	96	106	103	104	136	130	147	129	154	167	208	173	175	174	409	542	703
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	45.8%	47.5%	47.9%	40.4%	37.4%	46.1%
Capital expenditures (CAPEX)	26	79	65	68	20	57	73	96	35	360	78	63	66	57	238	246	535
CAPEX excluding licenses	26	79	65	68	20	57	73	96	35	65	78	63	66	57	238	246	240
Data Revenue	18.7	20.6	21.6	24.8	38.8	37.6	43.8	47.7	49.9	54.9	60.5	60.0	62.9	67.5	85.6	167.9	225
Customers (mln)	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	55.1	55.5	36.2	51.6	53.6
ARPU (USD)	2.0	2.2	2.2	2.2	2.4	2.3	2.3	2.3	2.2	2.3	2.3	2.2	2.1	2.0	n.a.	n.a.	n.a.
MOU (min) *	559	658	684	689	580	566	522	540	515	520	512	515	538	543	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	5.5%	4.3%	5.4%	6.0%	4.1%	6.1%	6.1%	6.8%	4.3%	5.3%	n.a.	n.a.	n.a.
MBOU	297	298	350	341	304	292	421	464	465	509	573	672	821	950	n.a.	n.a.	n.a.
(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	25.3	26.2	25.9	26.8	36.8	37.8	38.5	38.7	38.7	40.4	41.2	40.3	40.9	42.4	104.2	151.8	161
Service revenue	24.0	24.9	24.5	25.3	34.7	35.7	36.1	36.2	36.2	37.7	38.2	37.3	37.9	39.4	98.6	142.8	149
EBITDA	9.7	10.8	10.6	10.9	14.2	13.6	15.4	13.5	16.2	17.5	22.0	18.4	19.4	20.4	42.0	56.8	74
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	45.7%	47.5%	48.2%	40.4%	37.4%	46.1%
Capital expenditures (CAPEX)	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	37.7	8.2	6.6	7.3	6.7	24.5	25.7	56
CAPEX excluding licenses	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	6.8	8.2	6.6	7.3	6.7	24.5	25.7	25
Data Revenue	1.9	2.1	2.2	2.6	4.1	3.9	4.6	5.0	5.2	5.8	6.4	6.4	7.0	7.9	8.8	17.6	24
Customers (mln)	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	55.1	55.5	36.2	51.6	53.6
ARPU (PKR)	203	225	230	228	247	245	241	244	231	238	240.9	232.4	232.2	236.9	n.a.	n.a.	n.a.
MOU (min) *	559	658	684	689	580	566	522	540	515	520	512	515	538	543	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	5.5%	4.3%	5.4%	6.0%	4.1%	6.1%	6.1%	6.8%	4.3%	5.3%	n.a.	n.a.	n.a.
MBOU	297	298	350	341	304	292	421	464	465	509	573	672	821	950	n.a.	n.a.	n.a.

*	MOU calculation is aligned with group accounting policy

Algeria

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	323	328	325	299	279	251	264	246	232	232	238	214	203	199	1,273	1,040	915
Service revenue	320	326	321	292	276	248	263	244	228	228	233	210	201	198	1,259	1,031	898
EBITDA	169	175	178	162	158	128	135	125	114	104	115	92	91	87	684	547	426
EBITDA margin (%)	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	42.9%	44.9%	43.6%	53.7%	52.6%	46.5%
Capital expenditures (CAPEX)	45	46	33	69	27	43	76	56	26	29	42	35	14	28	192	202	132
CAPEX excluding licenses	45	46	33	69	27	43	39	56	26	29	42	35	14	28	192	165	132
Data Revenue	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.9	25.1	29.8	29.9	28.7	43.5	50.6	45.9	73.1	113
Customers (mln)	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	15.5	17.0	16.3	15.0
ARPU (USD)*	6.1	6.3	6.1	5.7	5.4	5.0	5.4	5.0	4.7	4.8	5.0	4.6	4.4	4.3	n.a.	n.a.	n.a.
MOU (min)	344	387	390	375	351	339	335	323	365	379	415	430	437	447	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	9.4%	9.9%	9.9%	10.6%	10.4%	11.0%	10.4%	10.0%	n.a.	n.a.	n.a.
MBOU	208	273	255	288	295	304	345	447	573	478	515	561	1,065	1,643	n.a.	n.a.	n.a.
(in DZD billions, unless stated otherwise, unaudited)
MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	30.0	32.2	33.4	31.9	30.0	27.4	29.0	27.2	25.5	25.3	26.2	25	23	23.1	128	114	101
Service revenue	29.8	32.0	33.1	31.2	29.7	27.2	28.9	26.9	25.0	24.9	25.6	24	23	22.9	126	113	100
EBITDA	15.7	17.2	18.3	17.3	17.1	14.0	14.9	13.9	12.5	11.4	12.7	11	10	10	69	60	47
EBITDA margin (%)	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	42.9%	44.9%	43.4%	53.7%	52.6%	46.5%
Capital expenditures (CAPEX)	4.2	4.5	3.4	7.3	2.9	4.7	8.3	6.2	2.9	3.1	4.6	4.0	1.6	3.3	20	22	15
CAPEX excluding licenses	4.2	4.5	3.4	7.3	2.9	4.7	4.3	6.2	2.9	3.1	4.6	4.0	1.6	3.3	20	18	15
Data Revenue	0.7	1.1	1.4	1.4	1.7	1.7	2.1	2.4	2.8	3.2	3.3	3.3	5.0	5.9	4.6	8.0	13
Customers (mln)	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	15.5	17.0	16.3	15.0
ARPU (DZD)*	569	617	620	612	586	546	593	555	513	522	553	528	504	496	n.a.	n.a.	n.a.
MOU (min)	344	387	390	375	351	339	335	323	365	379	415	430	437	447	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.6%	8.7%	9.6%	9.1%	9%	10%	9%	10%	10%	11%	10%	11%	10%	10%	n.a.	n.a.	n.a.
MBOU	208	273	255	288	295	304	345	447	573	478	514.7	561	1,065	1,643	n.a.	n.a.	n.a.

*	ARPU calculations include MFS revenues starting from Q1 2017

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	147	151	154	153	155	157	157	152	151	148	144	131	129	131	604	621	574
Service revenue	145	149	151	151	153	152	153	147	147	144	140	127	125	125	596	606	557
EBITDA	60	63	69	51	70	69	73	55	69	61	56	47	47	44	242	267	233
EBITDA margin (%)	40.6%	41.9%	44.7%	33.2%	45.3%	43.7%	46.7%	36.4%	45.9%	41.1%	38.6%	36.1%	36.1%	33.7%	40.1%	43.1%	40.6%
Capital expenditures (CAPEX)	12	32	49	42	17	33	22	65	10	18	28	46	385	21	134	137	101
CAPEX excluding licenses	12	32	49	42	17	33	22	65	10	18	28	46	55	21	134	137	101
Data Revenue	8.6	9.3	11.5	12.2	13.6	14.9	16.6	17.5	19.2	19.0	20.5	19.2	19.8	21.0	42	63	78
Customers (mln)	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.0	32.3	30.4	31.3
ARPU (USD)	1.5	1.5	1.6	1.5	1.6	1.6	1.7	1.6	1.6	1.6	1.5	1.3	1.3	1.3	n.a.	n.a.	n.a.
MOU (min) *	295.2	300.5	308.7	305.2	311.4	315.7	321.9	321.7	305.4	285.4	280.1	274.3	271.6	270.0	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	6.9%	6.0%	6.7%	n.a.	n.a.	n.a.
MBOU	66	60	104	134	157	167	254	391	304	364	523	580	600	684	n.a.	n.a.	n.a.

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	11.4	11.8	11.9	12.0	12.2	12.3	12.3	12.0	12.0	12.0	11.7	10.8	10.7	10.9	47.1	48.7	46
Service revenue	11.3	11.6	11.8	11.8	12.0	11.9	12.0	11.6	11.7	11.6	11.3	10.4	10.4	10.5	46.4	47.5	45
EBITDA	4.6	4.9	5.3	4.0	5.5	5.4	5.7	4.4	5.5	4.9	4.5	3.9	3.9	3.8	18.9	21.0	19
EBITDA margin (%)	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	36.4%	46.0%	41.1%	38.6%	36.1%	36.1%	34.4%	40.1%	43.1%	40.5%
Capital expenditures (CAPEX)	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	3.7	32.1	1.7	10.5	10.7	8
CAPEX excluding licenses	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	3.7	4.6	1.7	10.5	10.7	8
Data Revenue	0.67	0.7	0.9	1.0	1.1	1.2	1.3	1.4	1.5	1.5	1.7	1.6	1.6	1.8	3.3	4.9	6
Customers (mln)	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.0	32.3	30.4	31.3
ARPU (BDT)	119	120	121	121	125	126	133	130	128	127	121	111	109	109	n.a.	n.a.	n.a.
MOU (min) *	295	300	309	305	311	316	322	322	305	285	280	274	272	270	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	6.9%	6.0%	6.7%	n.a.	n.a.	n.a.
MBOU	66	60	104	134	157	167	254	391	304	364	523	580	600	684	n.a.	n.a.	n.a.

Ukraine

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	151	154	166	152	135	146	155	150	143	153	167	159	156	173	622	586	622
EBITDA	63	70	84	75	71	80	86	69	77	87	91	92	89	95	292	306	347
EBITDA margin (%)	41.3%	45.6%	51.0%	49.2%	52.5%	55.0%	55.4%	46.3%	53.6%	56.8%	54.4%	58.0%	56.7%	55.1%	47.0%	52.3%	55.7%
Capital expenditures (CAPEX)	45	178	38	38	10	30	34	33	29	38	27	20	91	120	298	106	114
CAPEX excluding licenses	32	54	36	38	9	29	33	32	27	27	25	20	26	35	160	104	98

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	140	143	155	141	125	136	144	139	132	143	156	149	145	161	578	545	580
Service revenue	139	142	154	140	125	135	144	139	132	142	155	148	145	160	576	542	577
Data Revenue	14.0	14.0	19.0	19.7	19.3	21.5	25.9	28.2	31.2	35.3	43.4	44.6	49.2	60.1	66	95	154
Customers (mln)	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	26.5	25.4	26.1	26.5
ARPU (USD)	1.8	1.8	1.9	1.8	1.6	1.7	1.8	1.7	1.7	1.8	1.9	1.8	1.8	2.0	n.a.	n.a.	n.a.
MOU (min)	536	530	537	562	572	559	544	565	574	573	570	589	586	580	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	5.0%	4.8%	4.8%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	11	11	11	11	10	10	10	10	11	10	11	11	11	11	45	41	43
Service revenue	11	11	11	11	10	10	10	10	11	10	11	11	11	11	45	41	43
Broadband revenue	6	6	6	6	6	6	6	6	6	6	6	6	7	7	24	24	26
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.9	0.8	0.8	0.8
Broadband ARPU (USD)	2.3	2.5	2.5	2.5	2.3	2.5	2.5	2.5	2.6	2.6	2.7	2.6	0.0	0.0	n.a.	n.a	n.a

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	3,092	3,315	3,595	3,472	3,468	3,689	3,922	3,881	3,871	4,058	4,316	4,297	4,263	4,521	13,475	14,960	16,542
EBITDA	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	2,349	2,494	2,412	2,490	6,332	7,811	9,221
EBITDA margin (%)	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	46.2%	53.6%	56.8%	54.4%	58.0%	56.6%	55.1%	47.0%	52.2%	55.7%
Capital expenditures (CAPEX)	1,033	3,999	833	875	264	745	868	847	782	1,009	697	535	2,416	3,152	6,740	2,723	3,023
CAPEX excluding licenses	742	1,176	778	869	249	727	860	836	737	705	643	534	687	927	3,566	2,672	2,618

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	2,859	3,077	3,357	3,215	3,209	3,427	3,661	3,611	3,576	3,781	4,042	4,012	3,968	4,224	12,508	13,908	15,411
Service revenue	2,851	3,069	3,348	3,206	3,199	3,399	3,652	3,601	3,560	3,768	4,024	3,986	3,949	4,200	12,475	13,851	15,338
Data Revenue	281.4	303.7	408.2	449	496	544	659	731	845	933	1,123	1,202	1,341	1,574	1,442	2,429	4,103
Customers (mln)*	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	26.5	25.4	26.1	26.5
ARPU (UAH)	36.0	38.7	42.2	40.7	41.6	43.8	46.2	45.2	44.9	47.5	50.0	49.3	48.7	52.1	n.a.	n.a.	n.a.
MOU (min)	536	530	537	562	572	559	544	565	574	573	570	589	586	580	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	5.0%	4.8%	4.8%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	233	238	238	257	259	262	261	270	295	277	275	285	295	297	967	1,052	1,132
Service revenue	233	238	238	257	259	262	261	270	295	277	275	285	295	297	967	1,052	1,132
Broadband revenue	117	132	132	143	148	150.7	150.0	156	170	169	167	170	181	185	524	604	678
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.81	0.80	0.8	0.8	0.8	0.8	0.8	0.8	0.9	0.8	0.8	0.8
Broadband ARPU (UAH)	48	53	54	59	61	61.9	62.18	64	69	70	69.2	69.8	72.5	72.6	n.a.	n.a	n.a

*	ARPU calculations include MFS revenues starting from Q1 2017

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	167	175	186	183	165	164	169	165	153	152	130	78	76	79	711	663	513
EBITDA	105	113	99	121	100	94	96	105	79	83	67	33	34	34	437	395	261
EBITDA margin (%)	62.7%	64.3%	53.2%	66.0%	60.8%	57.1%	57.1%	63.3%	51.5%	54.2%	51.2%	42.5%	44.8%	42.9%	61.5%	59.6%	50.9%
Capital expenditures (CAPEX)	0	1	34	20	30	16	38	91	22	16	10	15	9	16	54	174	63
CAPEX excluding licenses	0	1	34	20	30	16	38	91	22	16	10	15	9	16	54	174	63

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	166	174	184	182	164	163	168	164	152	151	129	77	75	79	706	659	510
Service revenue	165	174	183	182	164	163	168	164	152	151	129	77	75	79	704	659	509
Data Revenue	34.3	33.8	34.2	33.6	36.4	37.3	38.3	40.2	40.0	36.9	31.0	20.1	22.8	26.7	136	152	127.9
Customers (mln)	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.3	9.9	9.5	9.7
ARPU (USD)	5.2	5.6	6.0	6.0	5.6	5.7	5.9	5.7	5.3	5.3	4.5	2.7	2.6	2.7	n.a.	n.a.	n.a.
MOU (min)	498	553	550	501	482	535	580	568	545	578	581	574	546	568	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	14%	14%	16%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	1.4	1.4	1.3	1.3	1.2	1.1	1.1	1.0	1.0	1.0	0.8	0.5	0.5	0.6	5.4	4.5	3.3
Service revenue	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0	1.0	1.0	0.8	0.5	0.5	0.6	5.3	4.5	3.3

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	409	442	480	497	469	479	502	518	513	576	625	628	617	635	1,829	1,967	2,342
EBITDA	257	284	255	328	285	273	287	328	265	313	316	267	276	277	1,124	1,173	1,160
EBITDA margin (%)	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	63.5%	51.6%	54.3%	50.6%	42.5%	44.8%	43.5%	61.5%	59.6%	49.5%
Capital expenditures (CAPEX)	0	3	87	53	85	47	112	289	75	60	50	120	74	132	143	533	304
CAPEX excluding licenses	0	3	87	53	85	47	112	289	75	60	50	120	74	132	143	533	304

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	406	439	476	494	465	475	499	514	510	572	621	624	612	630	1,815	1,954	2,327
Service revenue	405	439	475	493	465	475	499	514	510	572	620	621	612	629	1,811	1,953	2,323
Data Revenue	84.1	85.3	88.5	91.0	103.4	108.7	114.0	126.1	134.2	139.4	149.4	162.1	186.3	213.5	349	452	585
Customers (mln)	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.3	9.9	9.5	9.7
ARPU (UZS)	12,819	14,092	15,393	16,237	15,877	16,720	17,527	17,925	17,767	19,847	21,484	21,672	21,152	22,018	n.a.	n.a.	n.a.
MOU (min)	498	553	550	501	482	535	580	568	545	578	581	574	546	568	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%) *	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	14%	14%	16%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	FY15	FY16	FY17
Total operating revenue	3.5	3.5	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	4.0	4.3	5.1	13.8	13.3	15.1
Service revenue	3.4	3.4	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	4.0	4.2	5.0	13.4	13.2	15.0

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16*	1Q17*	2Q17*	3Q17	4Q17	1Q18 IFRS 15	1Q18 IAS 18	2Q18 IFRS 15	2Q18 IAS 18	FY15	FY16*	FY17*
Total operating revenue	1,078	1,082	1,090	1,178	1,064	1,092	1,160	1,749	1,548	1,535	1,543	1,556	1,410	1,410	1,361	1,360	4,428	6,475	6,182
EBITDA	406	397	427	441	381	399	473	551	458	442	519	526	484	465	451	427	1,671	2,124	1,945
EBITDA margin (%)	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	40.8%	31.5%	29.6%	28.8%	33.6%	33.8%	34.3%	33.0%	33.1%	31.4%	37.7%	32.8%	31.5%
Capital expenditures (CAPEX)	172	186	170	251	172	192	151	404	240	266	236	515	224	205	235	212	779	1,172	1,257
CAPEX excluding licenses	172	186	170	251	172	192	151	404	240	266	236	515	224	205	235	212	779	1,172	1,257

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18				FY15	FY16	FY17
Total operating revenue	781	800	818	880	796	824	875	1,440	1,253	1,239	1,256	1,248	1,115		1,076		3,279	5,338	4,996
Service revenue	705	720	752	736	703	714	765	1,103	1,043	1,042	1,080	1,014	961		940		2,913	4,367	4,179
Data Revenue	154	159	172	168	174	179	204	341	352	367	390	398	357		357		652	1329	1,508
Customers (mln)	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	29.8	29.5	29.2		28.6		21.4	31.3	29.5
Data customers (mln)	10.9	11.0	11.3	11.6	11.6	12	12	19	19.5	19.3	19.4	19.3	19.3		19.3		11.6	19.5	19
ARPU (€)	10.9	11.2	11.6	11.4	11.0	11.3	12.1	11.4	11.0	11.2	11.8	11.2	10.8		10.5		n.a.	n.a	n.a.
of which :
ARPU voice (€)	6.3	6.6	6.7	6.6	6.2	6.4	6.6	5.7	5.4	5.3	5.5	5.1	5.1		4.7		n.a.	n.a	n.a.
ARPU data (€)	4.5	4.6	4.9	4.8	4.8	4.9	5.5	5.7	5.6	5.9	6.3	6.1	5.7		5.8		n.a.	n.a	n.a.
MOU (min.)	267	275	263	274	270	280	267	288	264	274	266	284	284		290		n.a.	n.a	n.a.
Total traffic (mln. min.)	17,188	17,538	16,853	17,448	17,026	17,538	16,673	27,058	24,693	25,134	23,897	25,200	25,033		25,160		n.a.	n.a	n.a.
Churn, annualised rate (%)	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	31.5%	34.9%	33.2%	39.9%	39.0%	32.0%	31.3%		33.7%		n.a.	n.a	n.a.
MBOU	1,392	1,436	1,635	1,628	1,742	1,905	2,252	2,768	2,896	3,179	3,955	4,144	4,380		4,980		n.a.	n.a	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18		2Q18		FY15	FY16	FY17
Total operating revenue	297	283	272	298	269	268	285	309	295	296	287	307	294		285		1,150	1,137	1,185
Service revenue	278	277	272	268	263	264	269	279	270	268	274	272	259		257		1,095	1,082	1,085
Total voice customers (mln)	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	2.7	2.7	2.7	2.7	2.7		2.7		2.8	2.7	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5		2.6		n.a.	n.a	2.5
Total INDIRECT voice customers (mln)	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.2		0.2		n.a.	n.a	0.2
Total fixed-line ARPU (€)	27.9	27.9	27.8	28.0	27.3	26.9	27.3	28.8	28.1	27.6	28.4	27.6	27.0		27.0		n.a.	n.a	n.a.
Total Traffic (mln. min.)	3,137	2,819	2,357	2,763	2,633	2,503	2,040	2,422	2,286	2,092	1,757	1,928	1,831		1,663		n.a.	n.a	n.a.

Total Internet customers (mln)	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.4	2.4		2.4		2.3	2.3	2.4
of which :
Broadband (mln)	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.4	2.4		2.4		2.3	2.3	2.4
Broadband ARPU (€)	21.1	21.2	21.1	20.9	20.5	20.9	21.2	22.3	21.8	21.8	21.9	21.1	20.6		20.7		n.a.	n.a	n.a.
Dual-play customers (mln)	2.0	2.0	2.0	2.0	2.1	2.1	2.1	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.		n.a.		2.0	n.a.	n.a.

	Pro-forma Combined entity					Actual Wind Tre S.p.A.
CONSOLIDATED	4Q15*	1Q16*	2Q16	3Q16	4Q16*	1Q17	2Q17	3Q17	4Q17
Total operating revenue	1,741	1,515	1,562	1,648	1,749	1,548	1,535	1,543	1,556
Underlying EBITDA	568	471	493	609	611	517	523	579	592
Underlying EBITDA margin (%)	32.6%	31.1%	31.5%	37.0%	34.9%	33.4%	34.0%	37.5%	0
Capital expenditures (CAPEX)	360	276	264	228	404	240	266	236	515
CAPEX excluding licenses	360	276	264	228	404	240	266	236	515

MOBILE	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Total operating revenue	1,443	1,244	1,292	1,362	1,440	1,253	1,239	1,256	1,248
Service revenue	1,091	1,049	1,065	1,150	1,103	1,043	1,042	1,080	1,014
Data Revenue	313	315	319	355	341	352	367	390	398
Customers (mln)	31.2	31.1	31.3	31.4	31.3	30.9	30.3	29.8	30
Data customers (mln)	18.5	18.6	18.9	19.2	19.5	19.5	19.3	19.4	19
ARPU (€)	11.4	11.0	11.2	12.0	11.4	11.0	11.2	11.8	11
of which :
ARPU voice (€)	5.9	5.7	5.8	6.0	5.7	5.4	5.3	5.5	5
ARPU data (€)	5.4	5.3	5.4	6.0	5.7	5.6	5.9	6.3	6
MOU (min.)	277	276	286	272	288	264	274	266	284
Total traffic (mln. min.)	25,951	25,782	26,800	25,618	27,058	24,693	25,134	23,897	25,200
Churn, annualised rate (%)	34.7%	32.9%	32.8%	33.1%	34.9%	33.2%	40.0%	39.0%	0
MBOU	n.a.	2,058	2,278	3	2,768	2,896	3,179	3,955	4,144

FIXED-LINE	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Total operating revenue	298	272	271	286	309	295	296	287	307
Service revenue	268	266	267	270	279	270	268	274	272
Total voice customers (mln)	2.8	2.8	2.8	2.7	2.7	2.7	2.7	2.7	3
of which :
Total DIRECT voice customers (mln)	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.5	3
Total INDIRECT voice customers (mln)	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0
Total fixed-line ARPU (€)	28.0	27.3	26.9	27.3	28.8	28.1	27.6	28.4	28
Total Traffic (mln. min.)	2,763	2,633	2,503	2,040	2,422	2,286	2,092	1,757	1,928

Total Internet customers (mln)	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2
of which :
Broadband (mln)	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2
Broadband ARPU (€)	20.9	20.5	20.9	21.2	22.3	21.8	21.8	21.9	21

NOTES

In Q4 2015 underlying EBITDA excludes approximately restructuring costs of EUR 19 million

In Q4 2016 underlying EBITDA excludes approximately EUR 60 million of integration costs

In Q1 2017 underlying EBITDA excludes approximately EUR 59 million of integration costs

In Q2 2017 underlying EBITDA excludes approxiamtely EUR 81 million of integration costs

In Q3 2017 underlying EBITDA excludes approximately EUR 60 million of integration costs

In Q4 2017 underlying EBITDA excludes approximately EUR 66 million of integration costs

Starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly

The pro-forma "combined data’’ for Q4 2015 and the four quarters of 2016, consists of the sum of the WIND and H3G businesses results, respectively. The Q4 2015 and the four quarters of 2016 data related to H3G were obtained through due diligence performed as part of the merger process. The company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the company owns 50% of the Italy joint venture, while the results above reflect the entire business.

EBITDA and Capex are in line with Wind Tre statutory reported financial schemes: 2018 compliant with IFRS 15 and 2017 compliant with IAS 18. For comparison purposes: 2018 EBITDA and CAPEX are also shown under IAS 18 principles